UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2010
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SEMI-ANNUAL REPORT
(From January 1, 2010 to June 30, 2010)
THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

     Attachment: Korean GAAP Non-consolidated Financial Statements

I. COMPANY OVERVIEW
1. Company Overview
A. Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)
B. Date of Incorporation: March 29, 1984
C. Location of Headquarters
(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea
(2) Phone: +82-2-6100-2114
(3) Website: http://www.sktelecom.com
D. Corporate Purpose of the Company
Business Objectives
1.	Information and communication business

2.	Handset sales and lease business

3.	New media business

4.	Advertisement business

5.	Communication sales business

6.	Real estate business(development, maintenance, leasing, etc.) and chattel leasing business

7.	Research and technology development related to Clause 1 through 4

8.	Overseas business and trading business related to Clause 1 through 4

9.	Manufacturing and distribution business related to Clause 1 through 4

10.	Tourism

11.	Electronic financial business

12.	Motion picture business (Production, Importation, Distribution, Screening)

13.	Lifetime education and lifetime educational facilities management

14.	Electric related construction business

15.	Information and communication related work business

16.	Ubiquitous city construction and service business

17.	Any business or undertaking incidental or conducive to the attainment of the objects above

     E. Credit Ratings
(1) Corporate Bonds

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular rating
June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current rating
November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating
June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2) Commercial Paper (“CP”)

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
May 29, 2007	CP	A1	Korea Ratings	Current rating
June 14, 2007	CP	A1	Korea Information Services, Inc.	Current rating
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current rating
November 5, 2007	CP	A1	Korea Ratings	Regular rating
November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular rating
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular rating
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating
June 22, 2010	CP	A1	Korea Ratings	Current rating
June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of rating	of securities	(Credit rating range)	Rating type
July 9, 2007	Global Bonds	A	Fitch (England)	Current rating
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current rating
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating
April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating
2. Company History
     A. Location of Headquarters
- 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
- 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
- 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
- 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
- 11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
     B. Significant Changes in Management
At the 26th General Shareholders’ Meeting held on March 12, 2010, Cho, Ki Haeng was elected as an inside director, Chung, Jay Young was elected as a member of the audit committee and Shim, Dal Sup was re-elected as an independent director while Sung Min Ha resigned from the Board on March 12.
     C. Other Important Matters related to Management Activities
(1) Interim Dividends
In accordance with the resolution of the Board of Directors on July 22, 2010, the Company decided to distribute interim dividends.
- Amount of interim dividends: Cash dividends of 1,000 Won per share (Total amount of interim dividend: 72,344,999 thousand Won)

- Market dividend rate: 0.61%
- Record date: June 30, 2010
- Dividend payment date: Within 20 days from the date of the resolution of the Board of Directors.
(2) Acquisition of Treasury Stock
In accordance with the resolution of the Board of Directors on July 22, 2010, the Company decided to buy back the shares of the Company (estimated total purchase price: 201,875,000 thousand Won, estimated purchase price per share: 161,500 Won) for the purpose of stabilizing stock price and enhancing shareholder value. The Company will acquire its shares from July 23, 2010 through October 22, 2010 and actual purchase price may be changed subject to the fluctuation of stock price in the future.
     3. Total Number of Shares
     A. Total number of shares

(As of June 30, 2010)				(Unit: shares)
	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,400,712	—	8,400,712	—
VI. Number of shares outstanding (IV-V)	72,344,999	—	72,344,999	—
On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company plans to acquire 1,250,000 shares of its common stock on KRX from July 23, 2010 through October 22, 2010. As of August 15, 2010, the Company accumulatively acquired 338,000 shares of its common stock.

     B. Treasury Stock
(1) Acquisitions and Dispositions of Treasury Stocks

(As of June 30, 2010)										(Unit: Shares)
			At the					At the
			beginning of		Changes			end of
Acquisition methods		Type of shares	period		Acquired (+)	Disposed (-)	Retired (-)	period		Remarks
Direct acquisition	pursuant to Article 165-2 of the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Common shares	4,436,028		—	—	—	4,436,028		—
		Preferred shares	—		—	—	—	—		—
	based on reasons other than those stipulated in Article 165-2 of the FSCMA	Common shares	77,974		—	—	—	77,974
		Preferred shares	—		—	—	—	—		—
Sub-total		Common shares	4,514,002	*	—	—	—	4,514,002	*	—
		Preferred shares	—		—	—	—	—		—
Indirect acquisition through trust and other agreements		Common shares	3,886,710		—	—	—	3,886,710		—
		Preferred shares	—		—	—	—	—		—
Total		Common shares	8,400,712		—	—	—	8,400,712		—
		Preferred shares	—		—	—	—	—		—

*	Among 4,514,002 shares directly acquired by the Company, 1,999,997 shares were deposited with the Korea Securities Depository as of March 31, 2010 for issuance upon conversion of the overseas convertible bonds.
On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company plans to acquire 1,250,000 shares of its common stock on KRX from July 23, 2010 through October 22, 2010. As of August 15, 2010, the Company accumulatively acquired 338,000 shares of its common stock.

(2)	Retirement of Treasury Stock

(Unit: in millions of Won, Shares)

Monetary
Amount
			Quantity	Retired
	Retirement		Retired	(in millions of	Acquisition Period
Retired Date	Purpose	Type of Share	(shares)	Won)	of Retired Shares	Remarks
January 9, 2009	Stabilization of Share Price	Common	—	—	—	—
Total		Common	—	—	—	—
		Preferred	—	—	—	—
(3)	Execution of Trust Agreements relating to Treasury Stocks, Etc.

(Amounts: in millions of Won)
	At Start of Period		Executed (+)		Cancelled (-)		At End of Period
		No. of		No. of		No. of		No. of
Category	Amount	Transactions	Amount	Transactions	Amount	Transactions	Amount	Transactions	Remark
Specified Money Trust	982,000	4	—	—	—	—	982,000	4	1. Extension Date: Oct. 26, 2007 Extension Amount: Won 631,200 2. Extension Date: October 29, 2007 Extension Amount: Won 350,800
Trust Contracts with Asset Management Companies	—	—	—	—	—	—	—	—
Acquisition Contracts with Investment Companies	—	—	—	—	—	—	—	—

Total	982,000	4	—	—	—	—	982,000	4	—

4. Status of Voting Rights

(As of June 30, 2010)	(Unit: shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	8,400,712	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting right s (E = A – B – C + D)	Common share	72,344,999	—
	Preferred share	—
5. Dividends and Others
A. Dividends
(1)	Distribution of cash dividends was approved during the 23rd General Meeting of Shareholders held on March 9, 2007.

-	Distribution of cash dividends per share of Won 7,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 283rd Board of Directors’ Meeting on July 27, 2007.

(3)	Distribution of cash dividends was approved during the 24th General Meeting of Shareholders held on March 14, 2008.

-	Distribution of cash dividends per share Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 295th Board of Directors’ Meeting on July 18, 2008.

(5)	Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

(7)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(8)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.
B. Dividends for the Last 3 Fiscal Years
(Unit: in millions of Won, except per share value)

	As of and for	As of and for	As of and for
	the six months	the year ended	the year ended
	ended June 30,	December 31,	December 31,
Classification	2010	2009	2008
Par value per share (Won)	500	500	500
Net income	685,726	1,288,340	1,277,658
Net income per share (Won)	9,479	17,808	17,559
Total cash dividend	72,345	680,043	681,996
Total stock dividends	—	—	—
Percentage of cash dividend to available income (%)	10.6	52.8	53.4
Cash dividend yield ratio (%)
Common share	0.61	5.6	4.5
Preferred share	—	—	—
Stock dividend yield ratio (%)
Common share	—	—	—
Preferred share	—	—	—
Cash dividend per share (Won)
Common share	1,000	9,400	9,400
Preferred share	—	—	—
Stock dividend per share (share)
Common share	—	—	—
Preferred share	—	—	—

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II. BUSINESS
1. Business Overview
A. Industry Characteristics
As of June 30, 2010, the number of domestic mobile phone subscribers reached 49.61 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smart phone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.
The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets, including various smart phones, that enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network to be commercialized within this year and the LTE network to be introduced from the next year, the “industry productivity enhancement” (“IPE”) business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.
B. Growth Potential

(Unit: 1,000 persons)
		As of June	As of December 31,
Classification		30, 2010	2009	2008	2007	2006
Number of subscribers	SK Telecom	25,146	24,270	23,032	21,968	20,271
	Others (KT, LGT)	24,462	23,675	22,575	21,529	19,926

	Total	49,609	47,944	45,607	43,497	40,197

(Source: Korea Communications Commission website)
C. Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company:

(Unit: %)
	As of	As of December 31,
Classification	June 30, 2010	2009	2008	2007
Mobile communication services	50.7	50.6	50.5	50.5
Comparative market share:

(As of June 30, 2010)			(Unit: %)
Classification	SK Telecom	KT	LG Uplus
Market share	50.7	31.4	17.9
(Source: Korea Communications Commission website)
D. Business Overview and Competitive Strengths
The Company’s revenue in the first half of 2010 amounted to Won 6,106.8 billion, an increase of Won 162.5 billion compared to the first half of 2009. This increase in revenue was meaningful since it was achieved despite a number of negative factors, including the charging of voice calls on a per-second basis from March 2010 and the reduction of sign-up fees by 28% from December 2009. Operating income in the first half of 2010 amounted to Won 1,062.5 billion, which was lower than the same period of 2009, due among others to the increase in marketing and depreciation expenses. In the first half of 2010, however, the Company achieved meaningful business performance such as securing 25 million subscribers in May 2010 for the first time. Net income in the first half of 2010 amounted to Won 685.7 billion, an increase of Won 57.3 billion from the same period of 2009.
In June 2010, the Company met the guideline set by the Korea Communications Commission that limits marketing expenses of mobile communication business operators to 22% of their revenue. The Company will comply with the guideline going forward, which will help stabilize the competition in the mobile service markets, while maintaining its competitive advantage based on fundamental strengths deriving from handsets, price plans, networks and contents. In addition, the “Galaxy S” handset introduced in the end of June 2010 has acquired over 500,000 subscribers in 33 days from its debut, due to the Company’s marketing superiority, and broke all historical record of Korea handset sales, which reconfirmed the competitive edge of the Company in the field of smart phones. Wide penetration of smart phones has led to the vitalization of the Company’s T-Store, which has grown rapidly in the numbers of subscribers, contents and downloads, enhancing the Company’s competitiveness in the wireless data market.
As of June 30, 2010, the Company reached a subscriber number of approximately 25,150,000 and a 50.7% market share of the wireless market in Korea in terms of the number of subscribers. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless Internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.
In 2010, the Company intends to continue its efforts to seek growth in business-to-business markets, such as “industry productivity enhancement” (“IPE”) business in domestic and foreign markets. As IPE business creates added values by adding additional solutions and applications to the existing infrastructure, it is more cost effective compared to traditional business-to-business model. The Company’s business-to-business sales in the first half of 2010 increased meaningfully from the same period of 2009.
The Company will also continue its efforts to become a global leader in information and communication technology. It plans to actively respond to secular changes such as the growing popularity of smart phones and wireless Internet, as well as gaining competitive strengths in the IPE business. In particular, the Company intends to pursue opportunities to grow the wireless broadband and IPE businesses in Korea and abroad. In case of overseas businesses, the Company will maintain its disciplined approach under its “Start Small Scale Fast” principle.
2. Major Products & Services
A. Updates on Major Products and Services

(Unit: in millions of Won, %)
Sales amount
Business fields	Sales type	Item	Specific Usage	Major trademarks	(ratio)
Information and communication	Services	Mobile communication	Mobile Phone	NATE, T store and others	5,917,684(96.9%)
—	—	Others	—	Others	189,134(3.1%)
B. Price Fluctuation Trend of Major Products and Services
Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of June 30, 2010, based on the Company’s Standard Plan, basic service fee is Won 12,000 per month and the usage fee is Won 1.8 per 1 second.
3. Investment Status
A. Investment in Progress

						(Unit: in 100 millions of Won)
						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment
Network/Common	Upgrade/New installation	2010	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	3,736	To be determined
Total				—	To be determined	3,736	To be determined

B. Future Investment Plan

						(Unit: in 100 millions of Won)
	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2010	2011	2012	Investment effect
Network/Common	Network, systems and others	18,500	18,500	To be determined	To be determined	Upgrades to the existing services and provision of new services
Total		18,500	18,500	To be determined	To be determined	Upgrades to the existing services and provision of new services

4. Revenues

				(Unit: in millions of Won)
				First Half
Business field	Sales type	Item		2010	2009	2008
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	5,917,684	11,820,202	11,492,832
			Subtotal	5,917,684	11,820,202	11,492,832
	—	Others	Export	422	2,339	5,855
			Domestic	188,712	278,643	175,975
			Subtotal	189,134	280,982	181,830
Total			Export	422	2,339	5,855
			Domestic	6,106,396	12,098,845	11,668,807
			Total	6,106,818	12,101,184	11,674,662
5. Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency swap contracts and interest rate swap contracts. The gain or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of the Company’s derivatives is calculated using the Company’s valuation models. In accordance with the derivatives contracts, the Company’s estimated gain/loss on the date of expiration is zero.
A. Currency Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates

(2) Contract Terms
- Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a currency swap contract with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US$300,000,000) issued on April 1, 2004. As of June 30, 2010, in connection with the unsettled foreign currency swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 5,004,645,000 (excluding tax effect totaling Won 1,952,601,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 18,347,695,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 5,019,112,000 (excluding tax effect totaling Won 973,790,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 26,230 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of June 30, 2010, in connection with this unsettled currency and interest rate swap contracts, an accumulated loss on valuation of derivatives amounting to Won 175,585,000 (excluding tax effect totaling Won 1,576,167,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 66,516,501,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated floating rate bonds with face amounts totaling US$150,000,000 issued on November 20, 2008. As of June 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 4,557,249,000 (excluding tax effect totaling Won 1,454,952,000 and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 35,560,853,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of June 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 1,912,486,000 (excluding tax effect totaling Won 539,419,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 5,195,228,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of June 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 308,727,000 (excluding tax effect totaling Won 87,077,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 10,384,862,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of June 30, 2010, in connection with this unsettled foreign currency swap contract, an accumulated gain on valuation of currency swap of Won 10,830,444,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 3,054,740,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 26,142,424,000) was accounted for as accumulated other comprehensive gain. Meanwhile, a loss on valuation of currency swap of Won 17,527,578,000 incurred prior to the date of applying cash flow risk hedge accounting in the first half of 2010 and a loss on valuation of currency swap of Won 64,533,708,000 for the first half of 2009, respectively, were charged to current operations.
B. Interest Rate Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates

(2) Contract Terms
- Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into an interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term borrowings (totaling Won 500 billion) borrowed between July 28, 2008 and August 13, 2008. As of June 30, 2010, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 10,575,915,000 (excluding tax effect totaling Won 2,982,950,000) was accounted for as accumulated other comprehensive loss.
- Interest rate swap contract to which the hedge accounting is not applied
The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, losses on valuation of interest rate swap of Won 2,816,075,000 and Won 2,897,336,000 for the six months ended June 30, 2010 and June 30, 2009, respectively, were charged to current operations.
C. Currency Forward
(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates
(2) Contract Terms
- Currency forward contract to which the hedge accounting is not applied
The Company has entered into a currency forward contract with DBS in order to hedge the foreign currency risk of foreign currency account receivable totaling MYR 323,000,000 that the Company expected to collect on August 2, 2010. In connection with this unsettled currency forward contract, a loss on valuation of currency forward of Won 721,471,000 for the six months ended June 30, 2010 was charged to current operations.

6. Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
Construction	SK E&C	January 1, 2010	December 31, 2010	2010 Cell Site Facility Construction (Seoul Area)	694
	SK E&C	January 1, 2010	December 31, 2010	2010 RF Relay Facility Construction (Seoul Area)	420
	SK E&C	May 7, 2010	December 31, 2010	2010 N/W Facility Construction (Daegu SORO)	151

Service	SK C&C	January 1, 2010	December 31, 2010	2010 IT SM Contract	2,010
	TU Media, Ltd.	January 1, 2010	December 31, 2010	2010 Satellite DMB Collaboration Contract	916
	SK Marketing & Company	January 1, 2010	December 31, 2010	2010 Membership Collaboration Program	691

Product/ Equipment	SK Telesys	March 12, 2010	December 24, 2010	2010 1st Optical Relay Facility Investment	314
	SK Telesys	March 12, 2010	December 24, 2011	2010 1st RF Relay Facility Investment	297
	Samsung Electronics	May 31, 2010	September 20, 2010	2010 2nd Main Equipment W 5/6FA UHPA Samsung	222

		Subtotal			5,715

*	Selected among contracts exceeding Won 15 billion.
7. R&D Investments
(Unit: in millions of Won)

		For the year	For the year
	For the six	ended	ended
	months ended	December	December
Category	June 30, 2010	31, 2009	31, 2008	Remarks
Raw material	12	55	89	—
Labor	25,170	47,183	38,063	—
Depreciation	69,102	134,201	138,512	—
Commissioned service	28,121	69,750	85,837	—
Others	19,028	39,593	34,540	—
Total R&D costs	141,434	290,782	297,040	—
Accounting Sales and administrative expenses	140,471	288,997	293,443	—
Development expenses (Intangible assets)	963	1,785	3,597	—

R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.32%	2.40%	2.54%

8. Other information relating to investment decisions
A. Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.
The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.
B. Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

III. FINANCIAL INFORMATION
1. Summary Financial Information (Non-consolidated)
(Unit: in millions of Won)

	As of and for the six
	months ended	As of and for the year ended December 31,
Classification / Fiscal Year	June 30, 2010	2009	2008	2007	2006

Current assets	5,294,568	4,983,052	3,990,503	4,094,059	4,189,325
• Quick assets	5,279,244	4,960,396	3,976,576	4,075,378	4,172,887
• Inventory	15,324	22,656	13,927	18,681	16,438
Non-current assets	13,863,549	14,314,581	14,626,992	14,038,451	11,624,728
• Investments	5,059,707	5,107,653	5,668,127	5,940,045	3,547,942
• Property and Equipment	4,825,880	5,196,521	4,698,214	4,594,413	4,418,112
• Intangible assets	2,491,155	2,665,936	2,941,592	3,174,942	3,405,158
• Other non-current assets	1,486,807	1,344,471	1,319,059	329,051	253,516

Total assets	19,158,117	19,297,633	18,617,495	18,132,510	15,814,053

Current liabilities	3,807,231	3,294,633	3,412,490	2,484,548	2,985,620
Non-current liabilities	4,155,234	4,761,550	4,475,998	4,221,016	3,522,006

Total liabilities	7,962,466	8,056,183	7,888,488	6,705,564	6,507,626

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,032,916	3,032,009	2,957,095	2,954,829	2,962,699
Capital adjustment	(-)2,709,256	(-)2,708,407	(-)2,147,530	(-)2,072,486	(-)2,019,568
Other Cumulative Profit and Loss	790,034	913,919	373,784	1,594,099	473,904
Retained earnings	10,037,318	9,959,290	9,501,018	8,905,865	7,844,753

Total stockholders’ equity	11,195,652	11,241,450	10,729,007	11,426,946	9,306,427

Sales	6,106,818	12,101,184	11,674,662	11,285,900	10,650,952
Operating Income (or Loss)	1,062,532	2,179,337	2,059,896	2,171,543	2,584,370
Income (or Loss) from continuing operation	685,726	1,288,340	1,277,658	1,642,451	1,446,598
Current Period’s Net Income (or Loss)	685,726	1,288,340	1,277,658	1,642,451	1,446,598
(Unit: Won)

	For the six months
	ended	For the year ended December 31,
Classification / Fiscal Year	June 30, 2010	2009	2008	2007	2006
Earnings per share	9,479	17,808	17,559	22,607	19,734
Diluted earnings per share	9,336	17,599	17,395	22,289	19,458

2. Summary Financial Information (Consolidated)
(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2009	2008	2007	2006	2005

Current assets	6,370,631	5,422,447	4,813,072	4,663,962	4,598,580
• Quick assets	6,250,741	5,387,473	4,766,020	4,644,184	4,590,796
• Inventory	119,890	34,974	47,052	19,778	7,784
Non-current assets	16,835,625	17,051,224	14,235,863	11,576,006	10,106,193
• Investments	3,059,902	4,025,429	5,446,711	3,236,783	1,989,934
• Property and Equipment	8,165,879	7,437,689	4,969,353	4,507,335	4,663,369
• Intangible assets	3,992,325	3,978,145	3,433,962	3,518,411	3,452,889
• Other non-current assets	1,617,519	1,609,961	385,836	313,477	—

Total assets	23,206,256	22,473,671	19,048,935	16,239,968	14,704,772

Current liabilities	4,894,936	4,628,821	3,016,874	3,208,416	2,863,373
Non-current liabilities	5,966,695	6,020,410	4,344,428	3,548,464	3,513,860

Total liabilities	10,861,631	10,649,231	7,361,302	6,756,880	6,377,233

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,947	2,958,854	2,956,106	2,950,327	2,954,840
Capital adjustment	-2,746,885	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515
Other Cumulative Profit/Loss	915,306	356,192	1,591,258	490,010	—
Retained earnings	9,909,752	9,448,185	8,914,970	7,847,434	7,267,649

Total stockholders’ equity	12,344,625	11,824,440	19,048,935	9,483,088	8,327,540

Sales	14,555,465	13,995,924	11,863,357	11,027,977	10,721,820
Operating Profit (or Loss)	1,878,544	1,751,227	2,101,955	2,621,132	2,670,616
Profit (or Loss) from continuing operation before tax	1,400,498	1,260,366	2,285,765	2,021,578	2,561,567
Current Period’s Net Profit	1,055,606	972,338	1,562,265	1,449,552	1,868,307
Net income attributable to majority interests	1,247,182	1,215,719	1,648,876	1,451,491	1,872,978
Number of Consolidated Companies	29	35	26	18	17

*	See the attached Korean GAAP Consolidated Financial Statements.

IV. AUDITOR’S OPINION
1. Auditor

Six months ended	Year ended December 31,
June 30, 2010	2009	2008
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Six months ended June 30, 2010	—	—
Year ended December 31, 2009	Unqualified	—
Year ended December 31, 2008	Unqualified	—
3. Remuneration for Independent Auditors for the Past Three Fiscal Years
A. Audit Contracts
(Unit: in thousands of Won)

Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit	1,470,000	16,135
		Consolidated financial statements audit
		IFRS-based financial statements review

Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit	1,308,356	13,982
		Consolidated financial statements audit

Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit	1,310,097	13,346
		Consolidated financial statements audit

B. Non-Audit Services Contract with External Auditors
(Unit: in thousands of Won)

			Service
Term	Contract date	Service provided	duration	Fee
Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000

Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000

Year ended December 31, 2007	March 30, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000

V. MANAGEMENT DISCUSSION AND ANALYSIS
Not required in quarterly and half year reports under the Korean disclosure rules.
VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
1. Board of Directors
A. Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.
B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
312nd (the first meeting of 2010)	January 27, 2010
-   Financial Statements as of and for the year ended December 31, 2009.
-   Annual Business Report as of and for the year ended December 31, 2009
-   Report for Internal Accounting Management System
-   Report for Subsequent Events following 4Q 2009
Approved as proposed Approved as proposed

313rd (the second meeting of 2010)	February 11, 2010	- Convocation of the 26th Annual General Meeting of Shareholders - Result of Internal Accounting Management System Evaluation	Approved as proposed

314th (the third meeting of 2010)	March 12, 2010
-   Appointment of Committee Members
-   Fund Management Transaction with Affiliated Financial Company (SK Securities)
-   Establishment of SPC and Limited Partnership Agreement between SPC and Offshore Private Equity Fund
Approved as proposed Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval
315th (the fourth meeting of 2010)	April 26, 2010
-    Establishment of SKT Customer Contact Channel Subsidiary
-    Establishment of SKT Cell Site Maintenance Subsidiary
-    Business Plan for Joint Venture with Disney
-    Acquisition of Additional WCDMA Frequency
-    Extension of KIF (Korea IT Fund) Maturity
-    Partial Disposition of Shares of IHQ, Inc.
-    Report for Subsequent Events following 1Q 2010
Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

316th (the fifth meeting of 2010)	May 26, 2010	- Investment in Packet One Networks - Investment in Harbinger Global Wireless (HGW)	Approved as proposed Approved as proposed

317th (the sixth meeting of 2010)	June 24, 2010	- Fund Management Transaction with Affiliated Financial Company (SK Securities) - Additional investment in network equipment in 2010	Approved as proposed Approved as proposed

318th (the seventh meeting of 2010)	July 22, 2010
-    Proposal for Interim Dividend
-    Proposal for acquisition of treasury stock
-    Financial performance during 1H 2010
-    Report for Subsequent Events following 2Q 2010
-    Performance review of compliance program for 1H 2010 and planning for 2H 2010
Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purpose only.
(2) Independent Directors’ Activities at the Board of Directors’ Meetings

Independent
Meetings	Dates	Directors Attended	Description
The first meeting of 2010	January 27, 2010	5 / 5	—
The second meeting of 2010	February 11, 2010	5 / 5	—
The third meeting of 2010	March 12, 2010	5 / 5	—
The fourth meeting of 2010	April 26, 2010	5 / 5	—
The fifth meeting of 2010	May 26, 2010	4 / 5	—
The sixth meeting of 2010	June 24, 2010	5 / 5	—
The seventh meeting of 2010	July 22. 2010	5 / 5	—

C. Committees within Board of Directors
     (1) Committee Structure
          a) Independent Director Nomination Committee
(As of August 16, 2010)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks
4	Man Won Jung, Ki Haeng Cho	Rak Yong Uhm, Jae Ho Cho	—

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
          b) Audit Committee
(As of August 16, 2010)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks
4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	—

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
          c) Compensation Review Committee
(As of August 16, 2010)

Number of	Members
Persons	Inside Directors	Independent Directors
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
          d) Capex Review Committee
(As of August 16, 2010)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks
4	Ki Haeng Cho	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	—

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
e)	Corporate Citizenship Committee
(As of August 16, 2010)

Number of	Members
Persons	Inside Directors	Independent Directors	Remarks
4	Ki Haeng Cho	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	—

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
(2)	Activities of the Committees of the Board of Directors (As of August 16, 2010)

Independent Directors
Rak Yong
				Uhm	Jae Ho Cho
	Date of			(Attendance:	(Attendance:
Committee Name	Activity	Agenda	Approval	100%)	100%)
Vote
Independent Director Nomination Committee	February 11, 2010	26th General Meeting of Shareholders: Proposal to nominate an Independent Director Dal Sup Shim	Approved as Proposed	For	For

	April 26, 2010	Election of Chairman of Committee — Man Won Jung	Approved as Proposed	For	For

Independent Directors
				Dal Sup	Rak Yong	Jay Yung
				Shim	Uhm	Chung
	Date of			(Attendance:	(Attendance:	(Attendance:
Committee Name	Activity	Agenda	Approval	100%)	100%)	100%)
Vote
CapEx Committee	February 10, 2010	Business plan and pending agenda for major investment	—	—	—	—

	March 11, 2010	Business plan and pending agenda for major investment	—	—	—	—

	April 26, 2010	Election of Chairman of Committee — Rak Yong Uhm	Approved as proposed	For	For	For

*	Agendas filled in with hyphens are for reporting purpose only

Independent Directors
					Rak	Hyun	Jay
				Dal Sup	Yong	Chin	Yung	Jae Ho
				Shim	Uhm	Lim	Chung	Cho
	Date of			(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:
Committee Name	Activity	Agenda	Approval	100%)	100%)	100%)	100%)	100%)
Vote
Compensation Review Committee	April 26, 2010	Election of Chairman of Committee — Hyun Chin Lim	Approved as proposed	For	For	For	For	For

	July 21, 2010	Committee administration	—	—	—	—	—	—

Independent Directors
				Rak Yong	Hyun Chin	Jay Yung
				Uhm	Lim	Chung
Committee	Date of			(Attendance:	(Attendance:	(Attendance:
Name	Activity	Agenda	Approval	100%)	67%)	100%)
Vote
Corporate Citizenship Committee	March 12, 2010	Environment Friendly Business Plan	—	—	—	—
		Result of Social Contribution Expenditures	—	—	—	—
		Result and Plan for Win-Win Business Strategy	—	—	—	—

	April 23, 2010	Election of Chairman of Committee — Jay Young Chung	Approved as proposed	For	Absence	For
		Status of Customer Protection	—	—	—	—
		2010 Ethical Management Plan	—	—	—	—

	July 21, 2010	Preparation of Greenhouse Gas Inventory	—	—	—	—
		Operating System for Sustainability Index	—	—	—	—

*	Agendas filled in with hyphens are for reporting purpose only

D.	Directors’ Independence
On February 11, 2010, in the notice of the annual General Meeting of Shareholders, background information on Cho, Ki Haeng, a candidate for inside director, and Shim, Dal Sup and Chung, Jay Young, candidates for independent directors, was publicly disclosed. There was no other nomination by shareholders. For the election of independent directors, the Company has established the Independent Director Nomination Committee, which is currently in operation. In the meeting of the Independent Director Nomination Committee held on February 11, 2010, the Committee nominated the independent director candidates.
-	The Independent Director Nomination Committee. (As of August 16, 2010)

Name	Independent Director	Remarks
Man Won Jung	No
Ki Haeng Cho	No	o During the 314th meeting of the Board of the Directors held on March 12, 2010, the Independent Director Nomination Committee was established.
Rak Yong Uhm	Yes	o Director Sung Min Ha submitted his resignation on March 12, 2010.
Jae Ho Cho	Yes	o Director Ki Haeng Cho was elected on March 12, 2010.
2. Audit System
The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Yung Chung.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first		o 2nd half 2009 Management Audit Results	—
meeting of 2010	January 26, 2010	o Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		o Reports on Internal Accounting Management System	—

The second		o Reports on 2009 Korean GAAP Audit	—
meeting of 2010	February 10, 2010	o Report on Review of 2009 Internal Accounting Management System	—
		o Evaluation of Internal Accounting Management System Operation	Approved as proposed
		o Auditor’s Report for Fiscal Year 2009	Approved as proposed

The third		o 2Q 2010 Transactions with SK C&C Co., Ltd.	Approved as proposed
meeting of 2010	March 11, 2010	o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Network Facilities	Approved as proposed
		o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
		o Resale of Fixed-line Telephone Services of SK Broadband	Approved as proposed
		o Plan for Fund Management Transaction with Affiliated Company (SK Securities)	—
		o 2010 Management Audit Plan	—

Meeting	Date	Agenda	Approval	Remarks
The fourth		o Election of the Chairman of Audit Committee	Approved as proposed
meeting of 2010	April 26, 2010	o Approval of Entire Auditor Services for 2010	Approved as proposed
		o Audit Plan for 2010	—
		o Auditor Fees for 2010	Approved as proposed

The fifth		o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
meeting of 2010	May 26, 2010	o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Transmission Network Facilities for 2010	Approved as proposed
		o Outsourcing Mobile NATE business	Approved as proposed

The sixth		o 3Q 2010 Transactions with SK C&C Co., Ltd	Approved as proposed
meeting of 2010	June 23, 2010	o Consulting Service regarding Customer Contact Channel	Approved as proposed
		o Base Station Maintenance Service	Approved as proposed
		o Fund Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		o Reports on 2009 US GAAP Audit	—

The seventh		o 1st half 2010 Financial Results	—
meeting of 2010	July 21, 2010	o Report on Review on the 1st half of 2010 Korean GAAP	—

*	The line items that do not show approval are for reporting purpose only.
3. Shareholders’ Exercises of Voting Rights
A. Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies
A. Capital Investments between Affiliated Companies

(As of July 1, 2010)	* Based on common shares

	Invested companies
	SK	SK	SK	SK	SK		SK	SK	SK	SK	SK
Investing company	Corporation	Energy	Telecom	Networks	Chemicals	SKC	C&C	E&C	Shipping	E&S	Gas
SK Corporation		33.4%	23.2%	39.1%		42.5%		40.0%	89.8%	67.5%	45.5%
SK Energy
SK Telecom							9.0%
SK Networks
SK Chemicals								18.0%
SKC									10.2%
SK C&C	31.8%									32.5%
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	31.8%	33.4%	23.2%	39.1%	0.0%	42.5%	9.0%	58.0%	100.0%	100.0%	45.5%

	Invested companies
	SK		SK Marketing			YN	Daehan	SK	SK	SK
Investing company	Securities	K-Power	& Company	DOPCO	CCES	Energy	City Gas	Sci-tech	NJC	Telink
SK Corporation		100.0%
SK Energy			50.0%	38.3%
SK Telecom			50.0%							90.8%
SK Networks	22.7%			4.6%
SK Chemicals								50.0%	60.0%
SKC	7.7%
SK C&C
SK E&C
SK E&S					100.0%	100.0%	47.6%
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	30.4%	100.0%	100.0%	42.9%	100.0%	100.0%	47.6%	50.0%	60.0%	90.8%

	Invested companies
	Jeonnam	Gangwon		M &	Chungnam	SK		MRO		Encar
Investing company	City Gas	City Gas	JBES	Service	City Gas	Wyverns	Infosec	Korea	SK Telesys	network
SK Corporation
SK Energy										87.5%
SK Telecom						100.0%
SK Networks								51.0%
SK Chemicals
SKC									77.1%
SK C&C							100.0%
SK E&C
SK E&S	100.0%	100.0%	100.0%		100.0%
SK Gas
SK Marketing & Company				100.0%
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	51.0%	77.1%	87.5%

	Invested companies
		TU	SK		Loen		SK	SK Mobile	SKC
Investing company	Paxnet	Media	D&D	Natruck	Entertainment	Independence	Petrochemical	Energy	Media	IHQ
SK Corporation
SK Energy				33.7%			100.0%	100.0%
SK Telecom	59.7%	44.2%			63.5%					37.1%
SK Networks
SK Chemicals
SKC									100.0%
SK C&C						67.8%
SK E&C			45.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	59.7%	44.2%	45.0%	33.7%	63.5%	67.8%	100.0%	100.0%	100.0%	37.1%

	Invested companies
											SKC
	NTREEV	SK	SK	SK		SKC Air	SKN	Nuri	Commerce		Solmics
Investing company	Soft	I-Media	Communications	Lubricant	I Platform	Gas	Service	Solution	Planet	RealVest	Co., Ltd.
SK Corporation
SK Energy				100.0%
SK Telecom	63.7%		64.8%						100.0%
SK Networks					66.7%		85.0%
SK Chemicals
SKC						80.0%					48.7%
SK C&C								46.3%
SK E&C										100.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications		100.0%
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	63.7%	100.0%	64.8%	100.0%	66.7%	80.0%	85.0%	46.3%	100.0%	100.0%	48.7%

	Invested companies
										Namwon
							PyongTaek			Sarang
	Sumray	SK	Broadband	Broadband	Broadband		Energy	Pana Blu	WS	Electric
Investing company	Corporation	Broadband	Media	D&M	CS	UB Care	Service	Co., Ltd.	Commerce	Power	Incyto
SK Corporation
SK Energy
SK Telecom		50.6%
SK Networks									100.0%
SK Chemicals						44.0%
SKC	53.7%										100.0%
SK C&C
SK E&C
SK E&S							100.0%
SK Gas								80.4%
SK Marketing & Company
SK D&D										100.0%
SK Communications
SK Broadband			100.0%	100.0%	100.0%
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	53.7%	50.6%	100.0%	100.0%	100.0%	44.0%	100.0%	80.4%	100.0%	100.0%	100.0%

	Invested companies
	Jeju United	Daejeon	MKS		PS &				Gwangju	Korea Sleep
Investing company	FC	Pure Water	Guarantee	Zicos	Marketing	SK Forest	Green Bio	SK Seentec	Pure Water	Network
SK Corporation
SK Energy	100.0%
SK Telecom					100.0%
SK Networks
SK Chemicals								100.0%		43.2%
SKC
SK C&C
SK E&C		32.0%				100.0%			31.7%
SK E&S
SK Gas							69.0%
SK Marketing & Company
SK D&D			100.0%

	Invested companies
	Jeju United	Daejeon	MKS		PS &				Gwangju	Korea Sleep
Investing company	FC	Pure Water	Guarantee	Zicos	Marketing	SK Forest	Green Bio	SK Seentec	Pure Water	Network
SK Communications
SK Broadband
SK Lubricant				100.0%
SK Securities
SK Petrochemical										10.7%
Entec
Total affiliated companies	100.0%	32.0%	100.0%	100.0%	100.0%	100.0%	69.0%	100.0%	31.7%	53.9%

	Invested companies
				Television
		Yeosu Expo		Media
Investing company	Entec	Environment	SKW	Korea
SK Corporation
SK Energy
SK Telecom				49.0%
SK Networks
SK Chemicals	25.0%
SKC			60.0%
SK C&C
SK E&C	25.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec		58.7%
Total affiliated companies	50.0%	58.7%	60.0%	49.0%

VII. SHAREHOLDERS INFORMATION
1. Shareholdings of the Largest Shareholder and Related Persons
A. Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2010)	(Unit: Shares, %)

			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of	Ownership	Number of	Ownership
Name	Relationship	Type of share	shares	ratio	shares	ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Officer of affiliated company	Common share	4,000	0.00	5,500	0.01
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00
Total	—	Common share	18,755,260	23.23	18,756,760	23.23
On July 20, 2010, Man Won Jung, the CEO of the Company, purchased additional 100 common shares, increasing his total shareholding to 5,600 common shares.
B. Overview of the Largest Shareholder
SK Corporation is a holding company and as of June 30, 2010, has nine subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., K-Power Co., Ltd., SK Shipping Co., Ltd., SKC Co., Ltd. and SK Gas Co., Ltd. SK Corporation also operates a life science business division within its holding company to nurture the division for future growth.
Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Book Value	Industry	Description
SK Energy Co., Ltd.	33.40%	4,068,131	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.22%	2,799,156	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.12%	1,194,173	Trading, Energy Sale	Publicly Listed

Affiliates	Share Holdings	Book Value	Industry	Description
SK E&S Co., Ltd.	67.55%	421,899	Gas Company Holdings	Privately Held
SK E&C Co., Ltd.	40.02%	399,858	Construction	Privately Held
SK Shipping Co., Ltd.	89.80%	337,730	Ocean Freight	Privately Held
K-Power Co., Ltd.	100.00%	505,798	Power Generation	Privately Held
SKC Co., Ltd.	42.50%	271,614	Synthetic Resin Manufacturing	Publicly Listed
SK Gas Co., Ltd.	45.53%	235,428	Gas	Publicly Listed

*	The above share holdings are based on common stock holdings as of June 30, 2010.
SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2009. SK Energy Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.
2. Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.
(Unit: Shares, %)

	Date of the change in the
	largest shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
On July 20, 2010, Man Won Jung, the CEO of the Company, purchased additional 100 common shares, increasing his total shareholding to 5,600 common shares.

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares
A. Shareholders with ownership of 5% or more

(As of June 30, 2010)	(Unit: shares, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	24,321,893	30.12	—	—	24,321,893	30.12
2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
3	SK Telecom	8,400,712	10.40	—	—	8,400,712	10.40
	Total	51,471,077	63.74	—	—	51,471,077	63.74
On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company plans to acquire 1,250,000 shares of its common stock on KRX from July 23, 2010 through October 22, 2010. As of August 15, 2010, the Company accumulatively acquired 338,000 shares of its common stock.
B. Shareholdings under the Employee Stock Ownership Program
As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

(As of June 30, 2010)	(Unit: Shares)

	Account		Balance at the	Balance at the end
Classification	classification	Type of share	beginning of period	of period
8th	Employee Stock Ownership Program Member Account	Common shares	350,268	346,322

	Total		350,268	346,322
C. Shareholder Distribution

(As of June 30, 2010)

	Number of	Ratio	Number of	Ratio
Classification	shareholders	(%)	shares	(%)	Remarks
Total minority shareholders	43,030	99.98	24,746,975	30.64	—
Minority shareholders (corporate)	877	2.04	6,342,398	7.85	—
Minority shareholders (individual)	42,153	97.94	18,404,577	22.79	—
Minority shareholders (Largest Shareholder and Related Persons)	—	—	—	—	—
Major shareholders	—	—	—	—	—
Total other shareholders	9	0.02	55,998,736	69.35	—
Other shareholders (corporate)	6	0.01	12,110,715	15.00	—
Other shareholders (individual)	2	0.01	25,139,569	31.13	—
Other shareholders (Largest Shareholder and Related Persons)	1	0.00	18,748,452	23.22	—
Total	43,039	100	80,745,711	100	—

     4. Share Price and Trading Volume in the Last Six Months
     A. Domestic Securities Market
(Unit: Won, shares)

		June	May	April	March	February	January
Types		2010	2010	2010	2010	2010	2010
Common stock	Highest	169,500	173,500	178,000	181,000	179,500	188,000
	Lowest	160,500	158,500	171,500	170,500	172,500	168,500
Monthly transaction volume		4,026,382	3,964,993	4,547,803	5,930,499	4,069,784	8,158,161
     B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

		June	May	April	March	February	January
Types		2010	2010	2010	2010	2010	2010
Depository	Highest	16.24	18.44	18.51	17.78	17.33	18.33
Receipt	Lowest	14.73	15.27	17.45	16.66	16.32	16.48
Monthly transaction volume		35,760,628	31,223,014	26,691,304	31,245,982	25,609,380	29,907,572
VIII. EMPLOYEES

(As of June 30, 2010)	(Unit: persons, in millions of Won)

	Number of employees
	Office				Average	Aggregate	Average
	managerial	Production			service	wage for	wage per
Classification	positions	positions	Others	Total	year	2010 1H	person	Remarks
Male	3,844	—	—	3,844	12.1	129,976	34	—
Female	619	—	—	619	10.0	16,693	26	—
Total	4,463	—	—	4,463	11.8	146,669	33	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS
     1. Loans to the Largest Shareholder and Related Persons

(As of June 30, 2010)	(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	2,982	—	—	2,982	133	—
(Unit: in millions of Won)

		Investment and Disposal Details
Name			Transaction Details
(Corporate		Types of	Beginning			End of
Name)	Relationship	Investment	of Period	Increase	Decrease	Period	Remarks
PS&Marketing	Affiliated company	Common Shares	150,000	80,000	—	230,000	—
SKT Americas, Inc.	Affiliated company	Common Shares	30,457	28,036	—	58,493	—
SK Telecom China Holdings Co., Ltd.	Affiliated company	—	29,595	4,656	—	34,251	—
Service Ace	Affiliated company	Common Shares	0	21,927	—	21,927	—
Service Top	Affiliated company	Common Shares	0	14,281	—	14,281	—
Network O&S	Affiliated company	Common Shares	0	15,000	—	15,000	—
YTK Investment Ltd.	Affiliated company	—	0	28,000	—	28,000	—
	Total		210,052	191,900	—	401,952	—

2. Transfer of Assets to/from the Largest Shareholder
A. Transfer of Assets
(Units: in millions of Won)

		Details
					Amount
					Transferred	Amount
Name					From	Transferred
(Corporate	Relation-	Transferred	Purpose of	Date of	Largest	to Largest
Name)	Ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	February 25, 2010	—	236	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	March 31, 2010	—	381	—
PS & Marketing Co., Ltd.	Affiliated Company	Network asset	Sale of asset not in use	March 31, 2010	—	83	—
SK Broadband	Affiliated Company	Used asset	Sale of asset not in use	April 23, 2010	—	18	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	May 19, 2010	—	101	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	June 30, 2010	—	54	—
SK Networks	Affiliated Company	Handset devices not in use	Sale of asset not in use	June 23, 2010	—	144	—
Total					—	1,017	—
B. Transfer of Business
(Units: in millions of Won)

Details
					Amount	Amount
Name					Transferred	Transferred
(Corporate	Relation	Transferred	Purpose of	Date of	From Largest	to Largest
Name)	-ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
—	—	—	—	—	—	—	—
Total					—	—	—

3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)
A. Provisional Payment and Loans (including loans on marketable securities)

Agents	(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	73,490	137,454	122,314	88,630	—	—

Overseas Investment Companies	(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Daehan Kanggun BcN Co., Ltd.	Overseas Investment company	Long-term loans	—	17,592	—	17,592	—	—
B. Equity Investments
(Unit: in millions of Won)

		Investment and Disposition Details
			Transaction Details
Name (Corporate			Beginning			End of
Name)	Relation-ship	Category	of Period	Increase	Decrease	Period	Remarks
HanaSK Card Co., Ltd.	Investee under equity method	Common shares	—	402,476	—	402,476	—
SK Telecom Smart City Management Co., Ltd.	Investee under equity method	Common shares	—	1,709	—	1,709	—
SK Fans Co., Ltd.	Investee under equity method	Common shares	—	1,125	—	1,125	—
Translink Capital L.L.C.	Investee	Common shares	—	233	—	233	—

		Investment and Disposition Details
			Transaction Details
Name (Corporate			Beginning			End of
Name)	Relation-ship	Category	of Period	Increase	Decrease	Period	Remarks
Skylake Global Incubest Fund #1	Investee	Common shares -	1,679	25	—	1,704	—
Sprint Nextel Corp.	Investee	Common shares	75,363	—	38,621	36,742	—
Infinity Telecom	Investee	Common shares	—	240	—	240	—
Job Creating PEF (#1)	Investee	Common shares	—	1	—	1	—
Total			77,042	405,809	38,621	444,230	—
X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of
Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value
1.   On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2.   On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3.   On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4.   As of December 31, 2008, the balance of specified monetary trust for treasury shares was Won 982 billion.

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)
1.   Approval of the financial statements for the year ended December 31, 2006
2.   Remuneration limit for Directors
3.   Election of Directors
-   Election of inside directors
-   Election of independent directors as Audit Committee members
Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

Date	Agenda	Resolution
24th Fiscal Year Meeting of Shareholders (March 14, 2008)
1.   Approval of the Financial Statements for the year ended December 31, 2007
2.   Amendment to Articles of Incorporation
3.   Approval of Remuneration Limit for Directors
4.   Election of Directors
-   Election of inside directors
-   Election of independent directors
-   Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

25[t]h Fiscal Year Meeting of Shareholders (March 13, 2009)
1.   Approval of the financial statements for the year ended December 31, 2008
2.   Approval of Remuneration Limit for Directors
3.   Amendment to Company Regulation on Executive Compensation
4.   Election of Directors
-   Election of inside directors
-   Election of independent directors
-   Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)
1. Approval of the financial statements for the year ended December 31, 2009
2.   Amendment to Articles of Incorporation
3.   Approval of Remuneration Limit for Directors
4.   Election of Directors
-   Election of inside directors
-   Election of independent directors
-   Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Ki Haeng Cho) Approved (Dal Sup Shim) Approved (Dal Sup Shim, Jay Young Chung)
2. Contingent Liabilities
A. Material Legal Proceedings
- Not applicable
B. Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

3. Status of sanctions, etc.
A. Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.
On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 8, 2009.
On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million from the Fair Trade Commission of Korea involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company filed a suit at the Seoul High Court, which found in favor of the

Company and cancelled the Fair Trade Commission’s correctional order and fine. The Fair Trade Commission of Korea filed an appeal from the judgment on May 26, 2010 and the suit is currently pending at the Supreme Court of Korea.
On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2010 AND 2009
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated statement of financial position of SK Telecom Co., Ltd. (the “Company”) as of June 30, 2010, the related non-consolidated statements of income for the three months and six months ended June 30, 2010 and 2009, and non-consolidated statements of changes in stockholders’ equity and cash flows for the six months ended June 30, 2010 and 2009, all expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated February 17, 2010, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated statement of financial position as of December 31, 2009, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
August 5, 2010
Notice to Readers
This report is effective as of August 5, 2010, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
JUNE 30, 2010 AND DECEMBER 31, 2009

	Korean won				Translation into U.S. dollars (Note 2)
	June 30,		December 31,		June 30,	December 31,
ASSETS	2010		2009		2010	2009
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 14)	~~W~~	292,307	~~W~~	420,576	$239,429	$344,494
Short-term financial instruments (Note 14)		337,666		178,057	276,583	145,847
Short-term investment securities (Note 3)		339,044		370,182	277,711	303,217
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~149,067 million as of June 30, 2010 and ~~W~~142,702 million as of December 31, 2009 (Note 15)		1,354,136		1,557,514	1,109,175	1,275,762
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,184 million as of June 30, 2010 and ~~W~~933 million as of December 31, 2009 (Notes 5 and 15)		91,042		66,888	74,573	54,788
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~29,472 million and present value of ~~W~~1,010 million as of June 30, 2010 and ~~W~~26,059 million and ~~W~~8,478 as of December 31, 2009 (Note 15)		2,468,915		2,032,757	2,022,292	1,665,034
Inventories		15,324		22,656	12,552	18,558
Prepaid expenses		124,527		112,762	102,000	92,364
Current deferred income tax assets, net (Note 11)		236,470		194,825	193,693	159,581
Currency swap (Note 17)		11,390		—	9,330	—
Accrued income and other		23,747		26,835	19,450	21,980

Total Current Assets		5,294,568		4,983,052	4,336,788	4,081,625

NON-CURRENT ASSETS:
Property and equipment, net (Notes 6 and 15)		4,825,880		5,196,521	3,952,885	4,256,478
Intangible assets, net (Note 7)		2,491,155		2,665,936	2,040,509	2,183,672
Long-term financial instruments (Note 14)		19		6,519	16	5,340
Long-term investment securities (Note 3)		1,809,669		2,420,262	1,482,302	1,982,440
Equity securities accounted for using the equity method (Notes 4)		3,250,019		2,680,872	2,662,095	2,195,906
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,251 million as of June 30, 2010 and ~~W~~24,250 million as of December 31, 2009 (Notes 5 and 15)		64,287		64,216	52,658	52,599
Long-term accounts receivable — other		866,463		761,647	709,721	623,866
Guarantee deposits (Note 15)		179,710		172,021	147,201	140,903
Long-term currency swap (Note 17)		254,835		223,173	208,736	182,801
Long-term deposits and other		121,512		123,414	99,530	101,089

Total Non-current Assets		13,863,549		14,314,581	11,355,653	11,725,094

TOTAL ASSETS	~~W~~	19,158,117	~~W~~	19,297,633	$15,692,441	$15,806,719

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
JUNE 30, 2010 AND DECEMBER 31, 2009

	Korean won				Translation into U.S. dollars (Note 2)
	June 30,		December 31,		June 30,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2010		2009		2010	2009
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Accounts payable (Note 15)	~~W~~	1,045,934	~~W~~	1,136,475	$856,726	$930,888
Income tax payable		276,133		381,940	226,181	312,848
Accrued expenses (Note 16)		1,004,231		934,372	822,567	765,345
Withholdings		434,839		250,656	356,177	205,313
Current portion of long-term debt, net (Notes 8 and 9)		960,275		513,277	786,563	420,426
Current portion of subscription deposits		5,827		6,804	4,773	5,573
Currency swap (Note 17)		29,549		35,145	24,204	28,787
Currency forward (Note 17)		721		—	591	—
Interest swap (Note 17)		—		1,173	—	961
Advanced receipts and other		49,722		34,791	40,726	28,498

Total Current Liabilities		3,807,231		3,294,633	3,118,508	2,698,639

NON-CURRENT LIABILITIES:
Bonds payable, net (Note 8)		3,060,341		3,349,216	2,506,730	2,743,348
Long-term borrowings (Note 9)		621,030		816,760	508,687	669,009
Subscription deposits		6,213		5,480	5,088	4,489
Long-term payables — other, net of present value discount of ~~W~~2,979 million as of June 30, 2010 and ~~W~~5,837 million as of December 31, 2009		50,121		164,163	41,054	134,466
Accrued severance indemnities, net		38,875		25,155	31,843	20,604
Non-current deferred income tax liabilities, net (Note 11)		146,221		210,859	119,770	172,715
Long-term currency swap (Note 17)		12,732		18,281	10,429	14,974
Long-term interest swap (Note 17)		19,747		16,215	16,175	13,282
Guarantee deposits received and other (Notes 15 and 16)		199,954		155,421	163,782	127,305

Total Non-current Liabilities		4,155,234		4,761,550	3,403,558	3,900,192

Total Liabilities		7,962,465		8,056,183	6,522,066	6,598,831

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 10)		44,639		44,639	36,564	36,564
Capital surplus (Notes 4, 8 and 10)		3,032,916		3,032,009	2,484,266	2,483,523
Capital adjustments:
Treasury stock (Note 1)		(1,992,083)		(1,992,083)	(1,631,718)	(1,631,718)
Loss on disposal of treasury stock		(716)		(716)	(586)	(586)
Equity method in capital adjustments (Note 4)		(53,474)		(52,626)	(43,801)	(43,106)
Other capital adjustments		(662,983)		(662,983)	(543,050)	(543,050)
Accumulated other comprehensive income (loss) (Note 12):
Unrealized gain on valuation of long-term investment securities, net (Note 3)		860,640		1,003,145	704,951	821,678
Equity in other comprehensive loss of affiliates, net (Note 4)		(67,439)		(84,809)	(55,239)	(69,467)
Gain on valuation of currency swap, net (Note 17)		7,410		6,516	6,070	5,336
Loss on valuation of interest swap, net (Note 17)		(10,576)		(10,932)	(8,664)	(8,955)
Retained earnings:
Appropriated		9,350,386		8,890,053	7,658,915	7,281,855
Unappropriated		686,932		1,069,237	562,667	875,814

Total Stockholders’ Equity		11,195,652		11,241,450	9,170,375	9,207,888

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	19,158,117	~~W~~	19,297,633	$15,692,441	$15,806,719

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

	Korean won								Translation into U.S. dollars (Note 2)
	2010				2009				2010		2009
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)

OPERATING REVENUE (Note 15)	~~W~~	3,088,572	~~W~~	6,106,818	~~W~~	3,067,899	~~W~~	5,944,360	$2,529,854	$5,002,103	$2,512,921	$4,869,034

OPERATING EXPENSES:
Labor cost		(95,786)		(295,901)		(81,597)		(271,048)	(78,458)	(242,373)	(66,836)	(222,016)
Commissions paid (Note 15)		(1,230,690)		(2,442,592)		(1,279,186)		(2,280,673)	(1,008,060)	(2,000,731)	(1,047,783)	(1,868,103)
Depreciation and amortization (Notes 6 and 7)		(470,602)		(928,383)		(426,941)		(827,657)	(385,471)	(760,440)	(349,708)	(677,935)
Network interconnection		(267,777)		(530,758)		(267,725)		(523,781)	(219,337)	(434,745)	(219,294)	(429,030)
Leased line		(45,528)		(91,570)		(93,225)		(191,315)	(37,292)	(75,005)	(76,361)	(156,706)
Advertising		(79,570)		(122,472)		(62,604)		(106,681)	(65,176)	(100,317)	(51,279)	(87,383)
Research and development		(54,627)		(115,973)		(55,023)		(114,394)	(44,745)	(94,994)	(45,069)	(93,700)
Rent		(70,739)		(143,723)		(66,182)		(129,942)	(57,942)	(117,724)	(54,210)	(106,436)
Frequency usage		(40,285)		(79,672)		(38,956)		(78,136)	(32,998)	(65,259)	(31,909)	(64,001)
Repair		(40,866)		(77,288)		(35,189)		(64,090)	(33,473)	(63,307)	(28,823)	(52,496)
Cost of goods sold		(16,352)		(31,938)		(8,887)		(16,195)	(13,394)	(26,160)	(7,279)	(13,265)
Other		(93,688)		(184,016)		(98,984)		(223,041)	(76,740)	(150,727)	(81,079)	(182,693)

Sub-total		(2,506,510)		(5,044,286)		(2,514,499)		(4,826,953)	(2,053,086)	(4,131,782)	(2,059,630)	(3,953,764)

OPERATING INCOME		582,062		1,062,532		553,400		1,117,407	476,768	870,321	453,291	915,270

OTHER INCOME (Note 18):
Interest income (Note 3)		46,408		91,653		35,053		77,573	38,013	75,073	28,712	63,540
Foreign exchange and translation gains (Note 2)		1,891		12,748		47,863		64,964	1,549	10,442	39,205	53,212
Equity in earnings of affiliates (Note 4)		25,328		40,790		14,536		25,733	20,746	33,411	11,906	21,078
Gain on valuation of short-term investment securities (Note 3)		—		—		1,966		7,810	—	—	1,610	6,397
Gain on disposal of property and equipment and intangible assets		1,196		7,140		153		445	980	5,848	125	365
Gain on valuation of derivatives (Note 17)		—		—		110,196		1,014	—	—	90,262	831
Other		4,751		38,384		14,290		89,273	3,891	31,441	11,705	73,123

Sub-total		79,574		190,715		224,057		266,812	65,179	156,215	183,525	218,546

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

	Korean won								Translation into U.S. dollars (Note 2)
	2010				2009				2010		2009
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)

OTHER EXPENSES (Note 15):
Interest and discounts		(~~W~~70,279)		(~~W~~140,908)		(~~W~~76,431)		(~~W~~147,755)	($57,566)	($115,418)	($62,605)	($121,026)
Donations		(20,477)		(52,477)		(10,272)		(22,693)	(16,773)	(42,984)	(8,414)	(18,588)
Foreign exchange and translation loss (Note 2)		(24,749)		(13,517)		(133,852)		(61,056)	(20,272)	(11,071)	(109,638)	(50,011)
Loss on valuation of short-term investment securities (Note 3)		(2,560)		(5,999)		—		—	(2,097)	(4,914)	—	—
Equity in losses of affiliates (Note 4)		(29,451)		(78,250)		(50,759)		(98,755)	(24,123)	(64,095)	(41,577)	(80,890)
Loss on disposal of account receivable — other		—		—		(28,711)		(28,711)	—	—	(23,517)	(23,517)
Loss on disposal of property, equipment and intangible assets		(1,412)		(3,717)		(16,021)		(16,181)	(1,157)	(3,045)	(13,123)	(13,254)
Loss on valuation of derivatives (Note 17)		(989)		(21,065)		(35,116)		(138,623)	(810)	(17,254)	(28,764)	(113,546)
External research and development cost		(14,059)		(24,497)		(13,913)		(27,818)	(11,516)	(20,066)	(11,396)	(22,786)
Other		(4,274)		(10,478)		(7,572)		(14,520)	(3,500)	(8,582)	(6,202)	(11,894)

Sub-total		(168,250)		(350,908)		(372,647)		(556,112)	(137,814)	(287,429)	(305,236)	(455,512)

INCOME BEFORE INCOME TAX		493,386		902,339		404,810		828,107	404,133	739,107	331,580	678,304

PROVISION FOR INCOME TAX (Note 11)		(129,415)		(216,613)		(93,167)		(199,715)	(106,004)	(177,428)	(76,313)	(163,587)

NET INCOME	~~W~~	363,971	~~W~~	685,726	~~W~~	311,643	~~W~~	628,392	$298,129	$561,679	$255,267	$514,717

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 13)	~~W~~	5,031	~~W~~	9,479	~~W~~	4,308	~~W~~	8,686	$4.121	$7.764	$3.529	$7.115

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 13)	~~W~~	4,947	~~W~~	9,336	~~W~~	4,234	~~W~~	8,567	$4.052	$7,647	$3.468	$7.017

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
SK TELECOM CO., LTD.

						Accumulated
						other				Total
	Common		Capital		Capital	comprehensive		Retained		stockholders’
(In millions of Korean won)	stock		surplus		adjustments	income		earnings		equity
Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,957,095	(~~W~~2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007
Cash dividends		—		—	—		—		(609,203)		(609,203)
Net income		—		—	—		—		628,392		628,392
Conversion right		—		73,622	—		—		—		73,622
Treasury stock		—		—	63,538		—		(92,477)		(28,939)
Loss on disposal of treasury stock		—		(721)	(716)		—		—		(1,437)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 12)		—		—	—		189,697		—		189,697
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 12)		—		2,003	16,373		(16,101)		(56,043)		(53,768)
Loss on valuation of currency swap, net (Notes 12 and 17)		—		—	—		(2,394)		—		(2,394)
Gain on valuation of interest swap, net (Notes 12 and 17)		—		—	—		7,424		—		7,424

Balance, June 30, 2009	~~W~~	44,639	~~W~~	3,031,999	(~~W~~2,068,335)	~~W~~	552,411	~~W~~	9,371,687	~~W~~	10,932,401

Balance, January 1, 2010	~~W~~	44,639	~~W~~	3,032,009	(~~W~~2,708,408)	~~W~~	913,920	~~W~~	9,959,290	~~W~~	11,241,450
Cash dividends		—		—	—		—		(607,698)		(607,698)
Net income		—		—	—		—		685,726		685,726
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 12)		—		—	—		(142,505)		—		(142,505)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 12)		—		907	(848)		17,370		—		17,429
Loss on valuation of currency swap, net (Notes 12 and 17)		—		—	—		894		—		894
Loss on valuation of interest swap, net (Notes 12 and 17)		—		—	—		356		—		356

Balance, June 30, 2010	~~W~~	44,639	~~W~~	3,032,916	(~~W~~2,709,256)	~~W~~	790,035	~~W~~	10,037,318	~~W~~	11,195,652

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	stockholders’
(In thousands of U.S. dollars)	stock	surplus	adjustments	income	earnings	equity
Balance, January 1, 2009	$36,564	$2,422,161	($1,759,045)	$306,168	$7,782,297	$8,788,145
Cash dividends	—	—	—	—	(499,000)	(499,000)
Net income	—	—	—	—	514,717	514,717
Conversion right	—	60,304		—	—	60,304
Treasury stock	—	—	52,044	—	(75,748)	(23,704)
Loss on disposal of treasury stock	—	(591)	(586)	—	—	(1,177)
Unrealized loss on valuation of long-term investment securities, net (Notes 3)	—	—	—	155,381	—	155,381
Equity in other comprehensive income changes of affiliates, net (Note 4)	—	1,641	13,411	(13,188)	(45,905)	(44,041)
Loss on valuation of currency swap, net (Notes 12 and 17)	—	—	—	(1,961)	—	(1,961)
Gain on valuation of interest swap, net (Notes 12 and 17)	—	—	—	6,081	—	6,081

Balance, June 30, 2009	$36,564	$2,483,515	($1,694,176)	$452,481	$7,676,361	$8,954,745

Balance, January 1, 2010	$36,564	$2,483,523	($2,218,460)	$748,592	$8,157,669	$9,207,888
Cash dividends	—	—	—	—	(497,766)	(497,766)
Net income	—	—	—	—	561,679	561,679
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 12)	—	—	—	(116,727)	—	(116,727)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 12)	—	743	(695)	14,228	—	14,276
Loss on valuation of currency swap, net (Notes 12 and 17)	—	—	—	734	—	734
Loss on valuation of interest swap, net (Notes 12 and 17)	—	—	—	291	—	291

Balance, June 30, 2010	$36,564	$2,484,266	($2,219,155)	$647,118	$8,221,582	$9,170,375

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
			(In millions)			(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	685,726	~~W~~	628,392	$561,679	$514,717

Expenses not involving cash payments:
Provision for severance indemnities		18,136		18,181	14,855	14,892
Depreciation and amortization		997,485		891,277	817,041	730,046
Allowance for doubtful accounts		32,607		76,933	26,708	63,016
Foreign translation loss		9,867		11,641	8,082	9,535
Loss on valuation of short-term investment securities		5,999		—	4,914	—
Equity in losses of affiliates		78,250		98,755	64,095	80,890
Loss on disposal of property, equipment and intangible assets		3,933		16,181	3,222	13,254
Loss on valuation of derivatives		21,065		115,337	17,254	94,473
Amortization of discounts on bonds		18,179		20,558	14,890	16,839
Other		1		5,606	2	4,592

Sub-total		1,185,522		1,254,469	971,063	1,027,537

Income not involving cash receipts:
Foreign translation gain		(9,609)		(46,477)	(7,871)	(38,068)
Equity in earnings of affiliates		(40,790)		(25,733)	(33,411)	(21,078)
Gain on valuation of short-term investment securities		—		(7,810)	—	(6,397)
Gain on disposal of property, equipment and intangible assets		(7,140)		(445)	(5,848)	(365)
Gain on valuation of derivatives		—		(1,014)	—	(831)
Other		(13,966)		(611)	(11,440)	(500)

Sub-total		(71,505)		(82,090)	(58,570)	(67,239)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		175,842		(89,251)	144,032	-73,106
Accounts receivable — other		(441,106)		(249,984)	(361,311)	(204,762)
Inventories		7,332		(4,851)	6,006	(3,973)
Prepaid expenses		8,383		39,402	6,867	32,274
Accrued income and other		54,903		8,533	44,971	6,989
Long-term accounts receivable — other		(104,816)		16,285	(85,855)	13,339
Accounts payable		(91,040)		13,389	(74,571)	10,967
Income tax payable		(124,286)		(105,782)	(101,803)	(86,646)
Accrued expenses		81,686		140,016	66,909	114,687
Withholdings		132,366		72,930	108,421	59,737
Current portion of subscription deposits		(977)		(25)	(800)	(20)
Advanced receipts and other		14,931		5,814	12,230	4,762
Deferred income taxes		(54,608)		(22,022)	(44,729)	(18,038)
Severance indemnities payments		(8,171)		(15,407)	(6,693)	(12,620)
Deposits for group severance indemnities and other deposits		3,421		9,440	2,802	7,732
Dividends received from affiliate		9,513		6,817	7,792	5,584

Sub-total		(336,627)		(174,696)	(275,732)	(143,094)

Net Cash Provided by Operating Activities		1,463,116		1,626,075	1,198,440	1,331,921

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Proceeds from disposal of property and equipment	~~W~~	16,320	~~W~~	1,492	$13,368	$1,222
Proceeds from disposal of intangible assets		4,173		65	3,418	53
Disposal of short-term investment securities, net		220,057		25,153	180,249	20,603
Collection of short-term loans		123,021		184,144	100,767	150,833
Proceeds from sales of long-term investment securities		252,657		1,865	206,952	1,528
Proceeds from sales of equity securities accounted for using the equity method		—		6,444	—	5,278
Collection of long-term loans		7,328		8,119	6,002	6,650
Decrease in guarantee deposits		18,223		12,360	14,926	10,124
Decrease in other non-current assets		8,776		27,594	7,189	22,602

Sub-total		650,555		267,236	532,871	218,893

Cash outflows for investing activities:
Acquisition of short-term financial instruments		(153,110)		(198,226)	(125,413)	(162,367)
Acquisition of long-term investment securities, net		(259)		(125,538)	(212)	(102,828)
Extension of short-term loans		(137,454)		(138,223)	(112,589)	(113,219)
Acquisition of property and equipment		(414,325)		(647,652)	(339,374)	(530,493)
Increase in intangible assets		(6,426)		(6,795)	(5,264)	(5,566)
Acquisition of long-term financial instruments		—		(6,500)	—	(5,324)
Acquisition of equity securities accounted for using the equity method		(597,210)		(168,301)	(489,176)	(137,856)
Extension of long-term loans		(17,592)		(6,972)	(14,410)	(5,711)
Increase in guarantee deposits and other		(52,903)		(87,026)	(43,332)	(71,282)

Sub-total		(1,379,279)		(1,385,233)	(1,129,770)	(1,134,646)

Net Cash Used in Investing Activities		(728,724)		(1,117,997)	(596,899)	(915,753)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Increase in guarantee deposits received and other		38,520		5,830	31,552	4,775
Proceeds from short-term borrowings		—		100,000	—	81,910
Issuance of bonds		—		1,114,898	—	913,215
Cash inflows from transaction of currency swap		—		8,236	—	6,746
Cash inflows from transaction of currency option		—		1,014	—	831

Sub-total		38,520		1,229,978	31,552	1,007,477

Cash outflows for financing activities:
Repayment of short-term borrowings		—		(123,200)	—	(100,913)
Repayment of current portion of long-term debts		(290,000)		(715,672)	(237,539)	(586,208)
Payment of dividends		(607,667)		(604,162)	(497,741)	(494,870)
Decrease in other non-current liabilities		(3,514)		(1,206)	(2,878)	(988)
Acquisition of treasury stock		—		(28,938)	—	(23,703)

Sub-total		(901,181)		(1,473,178)	(738,158)	(1,206,682)

Net Cash Used in Financing Activities		(862,661)		(243,200)	(706,606)	(199,205)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(128,269)		264,878	(105,065)	216,963
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		420,576		434,177	344,494	355,635

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	292,307	~~W~~	699,055	$239,429	$572,598

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the New York and London Stock Exchanges, respectively. As of June 30, 2010, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority shareholders	51,254,978	63.48
Treasury stock	8,400,712	10.40

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) and with the accounting policies for annual financial statements for the year ended December 31, 2009.

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with Korean GAAP. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying non-consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,220.85 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended June 30, 2010. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that, or any other rate.

3.	INVESTMENT SECURITIES
a. Short-term Investment Securities
Short-term investment securities as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

							December 31,
	June 30, 2010						2009
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount

Trading securities (Note)	~~W~~	145,000	~~W~~	144,127	~~W~~	144,127	~~W~~	370,126
Current portion of long-term investment securities		192,798		194,917		194,917		56

Total	~~W~~	337,798	~~W~~	339,044	~~W~~	339,044	~~W~~	370,182

(Note)	The Company’s trading securities as of June 30, 2010 are all beneficiary certificates, and the difference between the fair value and acquisition cost was recorded in other income (expenses) as gain (loss) on valuation of short-term investment securities
b. Long-term Investment Securities
Long-term investment securities as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	June 30, 2010		December 31, 2009

Available-for-sale equity securities	~~W~~	1,809,506	~~W~~	2,026,921
Available-for-sale debt securities		195,080		393,397

Total		2,004,586		2,420,318
Less: current portion		(194,917)		(56)

Long-term portion	~~W~~	1,809,669	~~W~~	2,420,262

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	June 30, 2010						Carrying amount
	Number of	Percentage	Acquisition				June 30,		December
	shares	(%)	cost		Fair value		2010		31, 2009
(Investments in listed companies)
SK C&C Co., Ltd.	4,500,000	9.0	~~W~~	150,495	~~W~~378,000	(Note a)	~~W~~	378,000	~~W~~	201,600
Digital Chosunilbo Co., Ltd.	2,890,630	7.8		5,781	6,547			6,547		6,995
KRTnet Corporation	234,150	4.4		1,171	1,564			1,564		1,573
POSCO Corp.	2,481,310	2.8		332,662	1,157,531			1,157,531		1,533,450
nTels Co., Ltd.	205,200	6.2		34	919			919		1,161
Sprint Nextel	8,467,646	0.3		36,743	43,457	(Note b)		43,457		74,215

Sub-total				526,886	1,588,018			1,588,018		1,818,994

(Investments in non-listed companies)
The Korea Economic Daily	2,585,069	13.8		13,964	(Note c)			13,964		13,964
Others				122,099	(Notes b, c & d)			5,841		5,601

Sub-total				136,063				19,805		19,565

(Investments in funds)
Global Opportunities Breakaway Fund				186,390	188,203	(Note e)		188,203		175,140
Others				13,480	(Note c)			13,480		13,222

Sub-total				199,870				201,683		188,362

Total				862,819				1,809,506		2,026,921
Less: current portion				(240)				(240)		—

Long-term portion			~~W~~	862,579			~~W~~	1,809,266	~~W~~	2,026,921

(Note a)	As the common stocks of SK C&C were listed on the Stock Market of Korea Exchange during the year ended December 31, 2009, the Company sold 10,500,000 shares through initial public offering and recorded the residual investment at its market value as of December 31, 2009. In addition, the Company recorded unrealized gain on valuation of investments of ~~W~~207,763 million (net of tax effect ~~W~~66,331 million) as of June 30, 2010.

(Note b)	The investment in common stock of Sprint Nextel and others were sold during the six months ended June 30, 2010 and the difference between the disposal price and acquisition cost was recorded as loss on disposal of long term investment securities.

(Note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(Note d)	Due to the impairment of the investment of Mobinex Inc. and others, the Company recorded ~~W~~6,246 million of impairment loss on investment securities for the year ended December 31, 2009.

(Note e)	For the year ended December 31, 2009, the Company entered into limited partnership agreement with overseas private fund. In accordance with the partnership agreement, the Company has contributed US$150 million out of total capital commitment of US$200 million. In addition, the difference between the fair value and acquisition cost of ~~W~~1,414 million (net of tax effect of ~~W~~399 million) was recorded as unrealized gain on valuation of long-term investment securities in other comprehensive income.

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

				Carrying amount
				June		December
	Maturity	Acquisition cost		30, 2010		31, 2009

Public bonds	(Note a)	~~W~~	401	~~W~~	401	~~W~~	457
Closed beneficiary certificates	October 2011		59		2		8
Bond-type beneficiary certificates	June 2011		100,000		101,879		300,134
Subordinated bonds (Note b)			90,980		90,980		90,980
Convertible bonds of Magic Tech Network Co., Ltd. (Note c)	March 2011		1,818		1,818		1,818

Total			193,258		195,080		393,397
Less current portion			(192,798)		(194,677)		(56)

Long-term available-for-sale debt securities		~~W~~	460	~~W~~	403	~~W~~	393,341

The interest income incurred from available-for-sale debt securities for the six months ended June 30, 2010 and 2009, and for the three months ended June 30, 2010 and 2009, were ~~W~~7 million and ~~W~~161 million, ~~W~~3 million and ~~W~~90 million, respectively.
(Note a)	The maturities of public bonds as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

Maturity	June 30, 2010		December 31, 2009

Within one year	~~W~~	—	~~W~~	57
After one year but within five years		401		400

	~~W~~	401	~~W~~	457

(Note b)	The Company purchased subordinated bonds issued by a special purpose company as part of the asset-backed securitization of accounts receivable-other resulting from its mobile phone financing plan.

(Note c)	On September 3, 2009, the Company purchased convertible bonds of Magic Tech Network Co., Ltd. for US$1,458,065. Such convertible bonds have a conversion price of US$274.75 per share of common stock of Magic Tech Network Co., Ltd..

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the six months ended June 30, 2010
			Increase
	Beginning balance		(decrease)	Ending balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	1,301,359	(~~W~~189,946)	~~W~~	1,111,413
Unrealized loss on valuation of long-term Investment securities		(12,520)	12,463		(57)

Sub-total		1,288,839	(177,483)		1,111,356
Less tax effect		(285,694)	34,978		(250,716)

Total	~~W~~	1,003,145	(~~W~~142,505)	~~W~~	860,640

	For the six months ended June 30, 2009
			Increase
	Beginning balance		(decrease)		Ending balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	941,096	~~W~~	100,169	~~W~~	1,041,265
Unrealized loss on valuation of long-term Investment securities		(401,945)		142,712		(259,233)

Sub-total		539,151		242,881		782,032
Less tax effect		(125,881)		(53,184)		(179,065)

Total	~~W~~	413,270	~~W~~	189,697	~~W~~	602,967

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method of accounting as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	June 30, 2010							Carrying Amount
		Ownership
	Number	percentage	Acquisition			Net asset		June 30,		December
	of shares	(%)	cost			value		2010		31, 2009

SK Broadband Co., Ltd.	149,638,354	50.6	~~W~~	1,450,804	~~W~~	680,802		~~W~~	1,194,669	~~W~~	1,242,247
SK Communications Co., Ltd.	28,029,945	64.7		175,441		141,823			152,606		148,831
SK Telink Co., Ltd.	943,997	90.8		5,296		141,841			141,841		133,029
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		113,579			113,579		112,531
HanaSK Card Co., Ltd.	57,647,058	49.0		402,476		326,827	(Note a)		396,360		—
PS&Marketing Corporation	30,000,000	100.0		230,000		202,341	(Note b)		202,341		133,934
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		15,766			29,175		30,611
F&U Credit Information Co., Ltd.	300,000	50.0		2,410		3,935			4,375		4,481
TU Media Corp.	28,538,064	44.2		151,980		11,240			11,240		11,710
IHQ, Inc.	14,960,784	37.1		51,846		10,412	(Note c)		17,295		20,178
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,196		9,470			9,470		7,708
Commerce Planet Co., Ltd.	29,396	100.0		8,251		360			360		139
Loen Entertainment, Inc.	16,054,812	63.5		57,874		46,049			46,049		40,234
Harex Info Tech, Inc.	225,000	21.2		3,375		62			62		62
SK Mobile	—	20.0		4,930		2,111			2,111		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		24,540			24,540		26,264
Skytel Co., Ltd.	1,951,777	29.3		2,159		18,148			18,148		14,958
SK China Company Ltd.	94,960	29.7		6,159		5,004			3,919		3,919
SK Telecom China Co., Ltd.	—	100.0		7,340		9,443			9,443		9,443
TR Entertainment	—	42.2		10,953		2,317			6,754		7,560
ULand Company Ltd.	14,100,100	70.1		17,511		3,829			3,829		3,819
SKT Americas, Inc.	122	100.0		58,494		50,054	(Note b)		50,054		26,131
SK Telecom China Holding Co., Ltd.	—	100.0		34,251		29,617	(Note b)		29,617		23,396
SK USA, Inc.	49	49.0		3,184		5,498			5,498		5,498
Helio, Inc.	79,437	14.3		134		12			12		12
Korea IT Fund	190	63.3		190,000		227,972			227,972		220,957
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		4,695			4,695		4,695
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		7,487			7,487		8,036
SK-KTB Music Investment Fund	14,850,000,000	74.2		14,850		14,894			14,894		13,538
Stonebridge Cinema Fund	120	45.6		12,000		8,193			8,193		8,255
Michigan Global Cinema Fund	40	36.4		4,000		3,585			3,585		3,651
3rd Fund of Isu Entertainment	25	31.3		2,500		1,635			1,635		1,635
SK Telecom Advanced Tech & Service Center	—	100.0		6,989		9,536			9,536		9,536
Cyworld China Holdings	10,500,000	53.8		10,272		—			—		—
Magic Tech Network Co., Ltd.	4,500	30.0		8,494		941			4,649		5,267
SK Telecom Global Investment B.V.	18,000	100.0		39,319		42,504			42,504		41,013
SKY Property Mgmt. Ltd.	22,980	60.0		283,368		279,855			279,855		264,850
Wave City Development Co. Ltd.	382,000	19.1		1,967		1,532			1,532		1,532

	June 30, 2010						Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset		June 30,		December
	of shares	(%)	cost		value		2010		31, 2009
Prmaxsoftware Tech. Co., Ltd.	—	97.2		11,665	2,432			2,432		2,432
Benex Digital Cultural Contents Fund	50	19.9		5,000	4,694			4,694		4,912
Benex Focus Limited Partnership II	200	66.7		20,000	19,509			19,509		19,782
K-net Culture & Contents Venture Fund	118	59.0		11,800	10,845			10,845		11,157
Open Innovation Fund	200	98.5		20,000	19,743			19,743		19,938
UniSK	49	49.0		3,475	4,247			4,247		4,247
SK Beijing Industrial Development Co., Ltd.	19,843,800	100.0		23,709	18,009			18,009		18,009
Cyworld Japan	375,000	30.0		3,141	66			66		66
Cyworld Inc.	2,850,000	30.0		2,672	—			—		—
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,307	7,262			7,262		7,272
SK Telecom Europe Limited	690,000	100.0		1,286	1,286	(Note d)		1,286		1,286
SK Fans Co., Limited	—	51.0		1,125	1,125	(Note e)		1,125		—
SK Telecom Smart City Management Co., Ltd.	—	60.0		1,709	1,709	(Note e)		1,709		—
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927	(Note e)		21,927		—
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281	(Note e)		14,281		—
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000	(Note e)		15,000		—
YTK Investment Ltd.	—	100.0		28,000	28,000	(Note e)		28,000		—

			~~W~~	3,907,606			~~W~~	3,250,019	~~W~~	2,680,872

(Note a)	The Company acquired 57,647,058 shares of HanaSK Card Co., Ltd. during the six months ended June 30, 2010. As a result, the Company holds 49.0% ownership in HanaSK Card Co., Ltd.

(Note b)	During the six months ended June 30, 2010, the Company made an additional investment of ~~W~~80,000 million, ~~W~~4,656 million and ~~W~~28,036 million in PS&Marketing Corporation, SK Telecom China Holdings Co., Ltd. and SKT Americas, Inc., respectively.

(Note c)	On July 15, 2010, the Company disposed of its 10,930,844 shares of IHQ, Inc for ~~W~~1,700 per share.

(Note d)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

(Note e)	During the six months ended June 30, 2010, the Company incorporated SK Fans Co., Limited, SK Telecom Smart City management Co., Ltd., Service Ace Co., Ltd., Service Top Co., Ltd., Network O&S Co., Ltd. and YTK Investment Ltd.

Details of the changes in investments in affiliates accounted for using the equity method for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

		For the six months ended June 30, 2010
							Equity in
							other com-			Equity
						Equity in	prehen-			method in				Other
		Beginning		Acquisi		earnings	sive	Capital		capital		Dividend		increase		Ending
		balance		-tion		(losses)	income	Surplus		adjustments		received		(decrease)		balance

SK Broadband Co., Ltd.	(Note a)	~~W~~	1,242,247	~~W~~	—	(~~W~~44,953)	(~~W~~2,761)	~~W~~	—	~~W~~	136	~~W~~	—	~~W~~	—	~~W~~	1,194,669
SK Communications Co., Ltd.	(Note a)		148,831		—	3,661	(357)		907		(436)		—		—		152,606
SK Telink Co., Ltd.	(Notes a and c)		133,029		—	16,148	27		—		—		(7,363)		—		141,841
SK Marketing & Company Co., Ltd.	(Note a)		112,531		—	1,095	(47)		—		—		—		—		113,579
HanaSK Card Co., Ltd.	(Note a)		—		402,476	(6,101)	(15)		—		—		—		—		396,360
PS&Marketing Corporation	(Note a)		133,934		80,000	(11,593)	—		—		—		—		—		202,341
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—	(221)	—		—		—		—		221		—
Paxnet Co., Ltd.	(Notes a and c		30,611		—	(357)	—		—		—		(1,079)		—		29,175
F&U Credit information Co., Ltd.	(Note b)		4,481		—	(106)	—		—		—		—		—		4,375
TU Media Corp.	(Note a)		11,710		—	(470)	—		—		—		—		—		11,240
IHQ, Inc.	(Note a)		20,178		—	(2,867)	(16)		—		—		—		—		17,295
Ntreev Soft Co., Ltd.	(Note a)		7,708		—	1,764	(2)		—		—		—		—		9,470
Commerce Planet Co., Ltd.	(Note b)		139		—	221	—		—		—		—		—		360
Loen Entertainment, Inc.	(Notes a and c		40,234		—	6,215	226		—		—		(626)		—		46,049
Harex Info Tech, Inc.	(Note b)		62		—	—	—		—		—		—		—		62
SK Mobile	(Note b)		2,111		—	—	—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		26,264		—	(818)	(906)		—		—		—		—		24,540
Skytel Co., Ltd.	(Notes a and c)		14,958		—	1,862	1,772		—		—		(444)		—		18,148
SK China Company Ltd.	(Note b)		3,919		—	—	—		—		—		—		—		3,919
SK Telecom China Co., Ltd.	(Note b)		9,443		—	—	—		—		—		—		—		9,443
TR Entertainment	(Note b)		7,560		—	(806)	—		—		—		—		—		6,754
ULand Company Ltd.	(Note a)		3,819		—	(138)	148		—		—		—		—		3,829
SKT Americas, Inc.	(Note a)		26,131		28,036	(7,497)	3,384		—		—		—		—		50,054
SK Telecom China Holding Co., Ltd.	(Note a)		23,396		4,656	2,493	(928)		—		—		—		—		29,617
SK USA, Inc.	(Note b)		5,498		—	—	—		—		—		—		—		5,498
Helio, Inc.	(Note b)		12		—	—	—		—		—		—		—		12
Korea IT Fund	(Note a)		220,957		—	6,061	954		—		—		—		—		227,972
1st Music Investment Fund of SK-PVC	(Note b)		4,695		—	—	—		—		—		—		—		4,695
2nd Music Investment Fund of SK-PVC	(Note b)		8,036		—	(549)	—		—		—		—		—		7,487
SK-KTB Music Investment Fund	(Note a)		13,538		—	431	925		—		—		—		—		14,894
Stonebridge Cinema Fund	(Note a)		8,255		—	(62)	—		—		—		—		—		8,193
Michigan Global Cinema Fund	(Note b)		3,651		—	(66)	—		—		—		—		—		3,585
3rd Fund of Isu Entertainment	(Note b)		1,635		—	—	—		—		—		—		—		1,635
SK Telecom Advanced Tech & Service Center	(Note b)		9,536		—	—	—		—		—		—		—		9,536
Cyworld China Holdings	(Note b)		—		—	(11)	11		—		—		—		—		—
Magic Tech Network Co., Ltd.	(Note b)		5,267		—	(618)	—		—		—		—		—		4,649
SK Telecom Global Investment B.V.	(Note a)		41,013		—	(8)	1,499		—		—		—		—		42,504
SKY Property Mgmt. Ltd.	(Note a)		264,850		—	838	14,167		—		—		—		—		279,855
Wave City Development Co. Ltd.	(Note b)		1,532		—	—	—		—		—		—		—		1,532
Prmaxsoftware Tech. Co., Ltd.	(Note b)		2,432		—	—	—		—		—		—		—		2,432
Benex Digital Cultural Contents Fund	(Note b)		4,912		—	(218)	—		—		—		—		—		4,694
Benex Focus Limited Partnership II	(Note a)		19,782		—	(273)	—		—		—		—		—		19,509

		For the six months ended June 30, 2010
							Equity in
							other com-				Equity
						Equity in	prehen-				method in		Other
		Beginning		Acquisi		earnings	sive		Capital		capital	Dividend	increase		Ending
		balance		-tion		(losses)	income		Surplus		adjustments	received	(decrease)		balance

K-net Culture & Contents Venture Fund	(Note b)		11,157		—	(312)		—		—	—	—		—		10,845
Open Innovation Fund	(Note a)		19,938		—	(195)		—		—	—	—		—		19,743
UniSK	(Note b)		4,247		—	—		—		—	—	—		—		4,247
SK Beijing Industrial Development Co., Limited	(Note b)		18,009		—	—		—		—	—	—		—		18,009
Cyworld Japan	(Note b)		66		—	—		—		—	—	—		—		66
Cyworld Inc.	(Note b)		—		—	—		—		—	—	—		—		—
Daehan Kanggun BcN Co., Ltd.	(Note b)		7,272		—	(10)		—		—	—	—		—		7,262
SK Telecom Europe Limited	(Note b)		1,286		—	—		—		—	—	—		—		1,286
SK Fans Co., Limited	(Note b)		—		1,125	—		—		—	—	—		—		1,125
SK Telecom Smart City Management Co., Ltd.	(Note b)		—		1,709	—		—		—	—	—		—		1,709
Service Ace Co., Ltd.	(Note b)		—		21,927	—		—		—	—	—		—		21,927
Service Top Co., Ltd.	(Note b)		—		14,281	—		—		—	—	—		—		14,281
Network O&S Co., Ltd.	(Note b)		—		15,000	—		—		—	—	—		—		15,000
YTK Investment, Ltd.	(Note b)		—		28,000	—		—		—	—	—		—		28,000

Total		~~W~~	2,680,872		597,210	(37,460)		18,081		907	(300)	(9,512)		221	~~W~~	3,250,019

Less: three months ended March 31, 2010					420,584	(33,338)		(9,178)		(62)	679	(9,016)		221

Three months ended June 30, 2010				~~W~~	176,626	(~~W~~4,122)	~~W~~	27,259	~~W~~	969	(~~W~~979)	(~~W~~496)	~~W~~	—

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the six months ended June 30, 2010. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	examined whether the major transactions specifically identified by the Company, and public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements
(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2009 as information as of June 30, 2010 was not available. The expected change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2010 is immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd., Paxnet Co., Ltd., Loen Entertainment, Inc., and Skytel Co., Ltd. and the corresponding amounts were deducted from the carrying amount of equity securities accounted for using the equity method.

		For the six months ended June 30, 2009
							Equity in				Equity		Equity
						Equity in	other com-				method in		method in				Other
		Beginning		Acquisi		earnings	prehensive		Capital		retained		capital		Dividend		increase		Ending
		balance		-tion		(losses)	income		surplus		earnings		adjustments		received		(decrease)		balance

SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	—	(~~W~~36,415)	~~W~~	662	~~W~~	—		(~~W~~56,043)		(~~W~~4,999)	~~W~~	—	~~W~~	—	~~W~~	1,049,941
SK Communications Co., Ltd.	(Note a)		147,392		—	(7,273)		(18,629)		2,039		—		18,202		—		—		141,731
SK Telink Co., Ltd.	(Notes a and c)		112,358		—	13,353		270		—		—		—		(6,325)		—		119,656
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—	7,082		(4,877)		—		—		—		—		—		103,550
PS&Marketing Corporation	(Note a)		—		150,000	(9,628)		—		—		—		—		—		—		140,372
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—	(1)		—		—		—		—		—		—		—
Paxnet Co., Ltd.	(Notes a and c)		30,086		—	773		(281)		—		—		281		(492)		—		30,367
F&U Credit Information Co., Ltd.	(Note b)		4,244		—	(87)		—		—		—		—		—		—		4,157
TU Media Corp.	(Note a)		14,847		—	(2,254)		36		(36)		—		—		—		—		12,593
Aircross Co., Ltd.	(Note d)		7,289		—	—		—		—		—		—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—	(3,819)		(5,103)		—		—		5,970		—		—		24,005
Ntreev Soft Co., Ltd.	(Note a)		9,575		—	(637)		8		—		—		49		—		—		8,995
Commerce Planet Co., Ltd.	(Note b)		1,535		—	(428)		—		—		—		—		—		—		1,107
Loen Entertainment, Inc.	(Note a)		35,895		—	421		2,989		—		—		(322)		—		—		38,983
Harex Info Tech, Inc.	(Note b)		598		—	(177)		—		—		—		—		—		—		421
SK Mobile	(Note b)		2,111		—	—		—		—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—	(13,683)		2,675		—		—		—		—		—		101,152
Skytel Co., Ltd.	(Note a)		12,381		—	3,709		(1,355)		—		—		—		—		—		14,735
SK China Company Ltd.	(Note b)		3,657		—	(176)		(11)		—		—		—		—		—		3,470
SK Telecom China Co., Ltd.	(Note b)		7,157		—	5		3,096		—		—		—		—		—		10,258
TR Entertainment	(Note a)		9,626		—	(932)		65		—		—		—		—		—		8,759
ULand Company Ltd.	(Note a)		5,401		—	(935)		105		—		—		—		—		—		4,571
Virgin Mobile USA, Inc.	(Note a)		62,096		—	(9,216)		(154)		—		—		—		—		—		52,726
SKT Americas, Inc.	(Note a)		36,126		—	(4,629)		(77)		—		—		—		—		—		31,420
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		6,302	(3,518)		521		—		—		—		—		—		34,085
SK USA, Inc.	(Note b)		5,041		—	182		26		—		—		—		—		—		5,249
Helio, Inc.	(Note b)		116		—	—		(26)		—		—		26		—		—		116
Korea IT Fund	(Note a)		210,725		—	(734)		175		—		—		—		—		—		210,166
1st Music Investment Fund of SK-PVC	(Note b)		5,688		—	(1,181)		153		—		—		—		—		—		4,660
2nd Music Investment Fund of SK-PVC	(Note b)		8,441		—	(547)		—		—		—		—		—		—		7,894
SK-KTB Music Investment Fund	(Note a)		13,954		—	(600)		133		—		—		1		—		—		13,488
IMM Cinema Fund	(Note a)		8,435		—	(194)		—		—		—		—		—		—		8,241
Michigan Global Cinema Fund	(Note b)		3,577		—	—		—		—		—		—		—		—		3,577
3rd Fund of Isu Entertainment	(Note b)		1,568		—	—		—		—		—		—		—		—		1,568
SK Telecom Advanced Tech & Service Center	(Note b)		10,053		—	(194)		(31)		—		—		—		—		—		9,828
Cyworld China Holdings	(Note b)		2,117		—	179		(193)		—		—		(928)		—		—		1,175
Magic Tech Network	(Note b)		7,725		—	(618)		—		—		—		—		—		—		7,107
SK Telecom Global Investment B.V.	(Note a)		31,866		7,030	17		(239)		—		—		—		—		—		38,674
SKY Property Mgmt. Ltd.	(Note a)		287,405		—	(487)		7,154		—		—		—		—		—		294,072
Wave City Development Co. Ltd.	(Note b)		1,908		—	—		—		—		—		—		—		—		1,908
Prmaxsoftware Tech. Co., Ltd.	(Note b)		7,127		—	(345)		—		—		—		—		—		—		6,782
Benex Digital Cultural Contents Fund	(Note b)		5,068		—	—		—		—		—		—		—		—		5,068
Benex Focus Limited Partnership II	(Note a)		20,089		—	(46)		—		—		—		—		—		—		20,043
K-net Culture & Contents Venture Fund	(Note b)		5,856		—	—		—		—		—		—		—		—		5,856
Open Innovation Fund	(Note a)		20,044		—	11		—		—		—		—		—		—		20,055

Total		~~W~~	2,577,155		163,332	(73,022)		(12,908)		2,003		(56,043)		18,280		(6,817)		(7,289)	~~W~~	2,604,692

Less: three months ended March 31, 2009					7,030	(36,800)		16,418		1,758		(56,043)		17,921		(6,817)		(7,289)

Three months ended June 30, 2009				~~W~~	156,302	(~~W~~36,222)		(~~W~~29,326)	~~W~~	245	~~W~~	—	~~W~~	359	~~W~~	—	~~W~~	—

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the six months ended June 30, 2009. In order to examine the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	examined whether the major transactions specifically identified by the Company, and public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements
(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2008 as information as of June 30, 2009 was not available. The expected change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2009 is immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd., and the corresponding accounts were deducted from the carrying amount of equity method securities.

(note d)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment resulting from the full liquidation of Aircross Co., Ltd.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the six months ended June 30, 2010
	Beginning		Increase/			Ending
	balance		(Decrease)		Amortization	balance
SK Broadband Co., Ltd.	~~W~~	534,955	~~W~~	—	(~~W~~21,088)	~~W~~	513,867
SK Communications Co., Ltd.		11,229		—	(446)		10,783
HanaSK Card Co., Ltd.		—		70,690	(1,157)		69,533
Paxnet Co., Ltd.		13,946		—	(536)		13,410
F&U Credit information Co., Ltd.		461		—	(21)		440
IHQ, Inc.		8,260		—	(1,377)		6,883
Loen Entertainment, Inc.		408		—	(408)		—
TR Entertainment		5,243		—	(807)		4,436
Magic Tech Network Co., Ltd.		4,326		—	(618)		3,708
Daehan Kanggun BcN Co., Ltd.		—		9	(9)		—

Total	~~W~~	578,828		70,699	(26,467)	~~W~~	623,060

Less: three months ended March 31, 2010				70,094	(13,634)

Three months ended June 30, 2010			~~W~~	605	(~~W~~12,833)

	For the six months ended June 30, 2009
	Beginning		Increase/			Ending
	balance		(decrease)		Amortization	balance
SK Broadband Co., Ltd.	~~W~~	534,051	~~W~~	—	(~~W~~5,062)	~~W~~	528,989
SK Communications Co., Ltd.		12,122		—	(446)		11,676
Paxnet Co., Ltd.		15,018		—	(536)		14,482
F&U Credit Information Co., Ltd.		503		—	(11)		492
IHQ, Inc.		13,767		—	(2,753)		11,014
Ntreev Soft Co., Ltd.		595		—	(297)		298
Loen Entertainment, Inc.		1,223		—	(408)		815
Harex Info Tech, Inc.		351		—	(176)		175
Skytel Co., Ltd.		(1,387)		—	1,387		—
SK China Company Ltd.		106		—	(106)		—
TR Entertainment		6,856		—	(807)		6,049
Virgin mobile USA, Inc.		125,930		—	(13,256)		112,674
Magic Tech Network		5,562		—	(618)		4,944
Prmaxsoftware Tech. Co., Ltd.		691		—	(345)		346

Total	~~W~~	715,388		—	(23,434)	~~W~~	691,954

Less: three months ended March 31, 2009				—	(4,019)

Three months ended June 30, 2009			~~W~~	—	(~~W~~19,415)

Details of changes in unrealized inter-company gains incurred from sales of assets for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the six months ended June 30, 2010
	Beginning						Ending
	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	128	~~W~~	—		(~~W~~128)	~~W~~	—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,214		—		(128)	~~W~~	1,086

Less: three months ended March 31, 2010				—		(128)
Three months ended June 30, 2010			~~W~~	—	~~W~~	—

	For the six months ended June 30, 2009
	Beginning					Ending
Subsidiary	balance		Increase		Decrease	balance

SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	(~~W~~70)	~~W~~	199
SK China Company Ltd.		1,086		—	—		1,086

Total	~~W~~	1,355		—	(70)	~~W~~	1,285

Less: three months ended March 31, 2009				—	(35)

Three months ended June 30, 2009			~~W~~	—	(~~W~~35)

Details of market price of the equity securities accounted for using the equity method as of June 30, 2010 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by the
	(In Korean won)		Company	Market price
SK Broadband Co., Ltd.	~~W~~	6,010	149,638,354	~~W~~	899,327
SK Communications Co., Ltd.		20,100	28,029,945		563,402
IHQ, Inc.		875	14,960,784		13,091
Loen Entertainment, Inc.		5,300	16,054,812		85,091

The condensed financial information of the investees as of and for the six months ended June 30, 2010 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
SK Broadband Co., Ltd.	~~W~~	3,045,030	~~W~~	1,698,519	~~W~~	1,001,483	(~~W~~48,158)
SK Communications Co., Ltd.		302,477		83,153		112,288	4,353
SK Telink Co., Ltd.		233,362		77,096		156,810	20,061
SK Marketing & Company Co., Ltd.		645,337		418,179		189,652	8,529
HanaSK Card Co., Ltd.		2,283,037		1,616,043		219,729	243,318
PS&Marketing Corporation		364,797		162,456		320,509	(11,505)
Paxnet Co., Ltd.		38,793		12,401		16,800	249
TU Media Corp.		235,813		210,358		63,383	(1,289)
IHQ, Inc.		46,490		18,419		19,357	(2,212)
Ntreev Soft Co., Ltd.		29,362		14,495		11,151	2,991
Loen Entertainment, Inc.		116,506		43,963		68,531	11,131
SKT Vietnam PTE Ltd.		49,212		15,742		120	(864)
Skytel Co., Ltd.		69,667		7,821		15,007	7,036
ULand Company Limited		8,196		2,738		1,424	(197)
SKT Americas, Inc		52,751		2,697		9,216	(6,671)
SK Telecom China Holdings Co., Ltd.		33,382		3,765		11,961	1,103
Korea IT Fund		359,956		—		15,519	11,542
SKT-KTB Music Investment Fund		20,132		53		849	581
Stonebridge Cinema Fund		18,071		115		71	27
SK Telecom Global Investment B.V.		42,569		65		54	(8)
SKY Property Mgmt. Ltd.		581,952		115,527		19,921	1,628
2nd Benex Focus investment Fund		29,265		1		180	(409)
K-net Culture & Contents Venture Fund		18,386		4		110	(528)
Open Innovation Fund		20,039		—		198	(200)
5.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	June 30, 2010						December 31,
	Short-term		Long-term		Total		2009

Loans to employees’ stock ownership Association (Note)	~~W~~	12,033	~~W~~	38,642	~~W~~	50,675	~~W~~	58,198
Loans to employees for housing and other		17		2		19		45

Total	~~W~~	12,050	~~W~~	38,644	~~W~~	50,694	~~W~~	58,243

(Note)	The Company loaned the amount above to Employees’ Stock Ownership Association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014.

6.	PROPERTY AND EQUIPMENT
Property and equipment as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	Useful lives
	(years)	June 30, 2010		December 31, 2009

Land	—	~~W~~	409,916	~~W~~	416,732
Buildings and structures	30,15		1,575,145		1,577,119
Machinery	6		13,591,129		14,236,456
Vehicles	4		52,543		54,189
Other	4		1,091,037		1,004,183
Construction in progress	—		452,129		336,835

			17,171,899		17,625,514
Less: accumulated depreciation			(12,346,019)		(12,428,993)

Property and equipment, net		~~W~~	4,825,880	~~W~~	5,196,521

Details of change in property and equipment for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the six months ended June 30, 2010
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance

Land	~~W~~	416,732	~~W~~	104	(~~W~~6,920)	~~W~~	—	~~W~~	—	~~W~~	409,916
Buildings and structures		1,011,127		85	(1,231)		228		(35,327)		974,882
Machinery		3,101,103		6,361	(3,386)		156,125		(655,040)		2,605,163
Vehicles		34,249		174	(102)		—		(1,980)		32,341
Other		296,476		251,208	(1,119)		(152,166)		(42,950)		351,449
Construction in progress		336,834		156,393	(58)		(41,040)		—		452,129

Total	~~W~~	5,196,521	~~W~~	414,325	(~~W~~12,816)		(~~W~~36,853)		(~~W~~735,297)	~~W~~	4,825,880

	For the six months ended June 30, 2009
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance

Land	~~W~~	447,088	~~W~~	8,431	(~~W~~70)	~~W~~	518	~~W~~	—	~~W~~	455,967
Buildings and structures		1,012,226		940	—		151		(28,241)		985,076
Machinery		2,594,086		7,513	(1,629)		408,653		(578,833)		2,429,790
Vehicles		2,035		43	(41)		—		(556)		1,481
Other		361,205		500,215	(15,327)		(479,935)		(46,740)		319,418
Construction in progress		281,574		130,510	—		14,302		—		426,386

Total	~~W~~	4,698,214	~~W~~	647,652	(~~W~~17,067)		(~~W~~56,311)		(~~W~~654,370)	~~W~~	4,618,118

7.	INTANGIBLE ASSETS

Intangible assets as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	June 30, 2010					December 31, 2009
	Acquisition		Accumulated	Carrying		Acquisition		Accumulated	Carrying
	cost		amortization	amounts		cost		amortization	amounts

Goodwill	~~W~~	2,340,495	(~~W~~1,096,814)	~~W~~	1,243,681	~~W~~	2,340,495	(~~W~~1,032,073)	~~W~~	1,308,422
Frequency use rights		1,385,120	(716,146)		668,974		1,385,120	(657,880)		727,240
Software development costs		192,040	(182,124)		9,916		192,040	(179,512)		12,528
Computer software		1,427,487	(913,577)		513,910		1,370,128	(807,854)		562,274
Other		151,944	(97,270)		54,674		148,947	(93,475)		55,472

	~~W~~	5,497,086	(~~W~~3,005,931)	~~W~~	2,491,155	~~W~~	5,436,730	(~~W~~2,770,794)	~~W~~	2,665,936

Details of changes in intangible assets for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the six months ended June 30, 2010
	Beginning									Ending
	balance		Increase		Decrease		Transfer		Amortization	balance

Goodwill	~~W~~	1,308,422	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~64,741)	~~W~~	1,243,681
Frequency use rights		727,240		—		—		—	(58,266)		668,974
Software development costs		12,528		—		—		—	(2,612)		9,916
Computer software		562,274		3,273		(4,458)		83,407	(130,586)		513,910
Other		55,472		3,153		(12)		2,044	(5,983)		54,674

Total	~~W~~	2,665,936	~~W~~	6,426		(~~W~~4,470)	~~W~~	85,451	(~~W~~262,188)	~~W~~	2,491,155

	For the six months ended June 30, 2009
	Beginning									Ending
	balance		Increase		Decrease		Transfer		Amortization	balance

Goodwill	~~W~~	1,439,366	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~64,940)	~~W~~	1,374,426
Frequency use rights		843,771		—		—		—	(58,266)		785,505
Software development costs		13,489		—		—		—	(2,277)		11,212
Computer software		588,254		1,804		(138)		56,563	(106,180)		540,303
Other		56,712		4,991		(87)		50	(5,244)		56,422

Total	~~W~~	2,941,592	~~W~~	6,795		(~~W~~225)	~~W~~	56,613	(~~W~~236,907)	~~W~~	2,767,868

The book value as of June 30, 2010 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,241,905	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	9 years and 9 months
IMT license		629,207	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		35,512	WiBro Service	(Note b)
DMB license		4,255	DMB Service	6 years
(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license. License expires in December 2016.

In addition, the Company purchased W-CDMA frequency use right for ~~W~~102,432 million during May, 2010, which is recognized as construction in progress and will be amortized starting from its expected usable period in October 2010.
(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE

Bonds payable as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won and thousands of Foreign Currency):

	Maturity	Annual interest	June		December
	Year	rate (%)	30, 2010		31, 2009

Domestic general bonds	2010	4.0	~~W~~	—	~~W~~	140,000
”	2010	6.77		50,000		50,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		200,000
”	2013	6.92		250,000		250,000
”	2014	5.0		200,000		200,000
”	2015	5.0		200,000		200,000
”	2016	5.0		200,000		200,000
”	2016	5.54		40,000		40,000
”	2016	5.92		230,000		230,000
”	2018	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		363,090		350,280
Dollar denominated bonds (US$400,000)	2027	6.63		484,120		467,040
Yen denominated bonds		3-month Euro Yen
(JPY 12,500,000)	2012	LIBOR rate +0.55 (Note a)		170,570		157,852
Yen denominated bonds		3-month Euro Yen
(JPY 5,000,000)	2012	TIBOR rate +2.5 (Note b)		68,228		63,141
Yen denominated bonds		3-month Euro Yen
(JPY 3,000,000)	2012	LIBOR rate +2.5 (Note a)		40,937		37,885
Convertible bonds (US$332,528)	2014	1.75		437,673		437,673
Floating rate notes		3-month
(US$150,000,000)	2010	LIBOR rate +3.05 (Note c)		181,545		175,140
Floating rate notes		3-month
(U S$220,000,000)	2012	LIBOR rate +3.15 (Note c)		266,266		256,872

Total				3,782,429		3,855,883
Less discounts on bonds				(55,149)		(61,227)
Less conversion right adjustments				(73,160)		(81,235)

Net				3,654,120		3,713,421
Less portion due within one year				(593,779)		(364,205)

Long-term portion			~~W~~	3,060,341	~~W~~	3,349,216

(Note a)	The 3-months Euro Yen LIBOR rate as of June 30, 2010 is 0.24%.

(Note b)	The 3-months Euro Yen TIBOR rate as of June 30, 2010 is 0.38%.

(Note c)	The 3-months LIBOR rate as of June 30, 2010 is 0.53%.
All of the above bonds will be paid in full at maturity.

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~221,370 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares to be converted as of June 30, 2010 is 2,078,055 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

During the six months ended June 30, 2010, no conversion was made.
9.	LONG-TERM BORROWINGS
Long-term borrowings as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	June 30,		December 31,
	Lender	maturity year	rate (%) (Note)	2010		2009

Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%	~~W~~	100,000	~~W~~	100,000
”	Citibank	July 29, 2011	91 days CD yield + 1.20%	~~W~~	100,000	~~W~~	100,000
”	Nonghyup	July 30, 2011	91 days CD yield + 1.30%	~~W~~	100,000	~~W~~	100,000
”	Hana Bank	July 31, 2011	91 days CD yield + 1.50%	~~W~~	150,000	~~W~~	150,000
”	Nonghyup	August 12, 2011	91 days CD yield + 1.50%	~~W~~	50,000	~~W~~	50,000
”	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
”	DBS Bank	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000
”	SMBC	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000

				~~W~~	700,000	~~W~~	700,000
Total				US$	100,000	US$	100,000

Equivalent in Korean won				~~W~~	821,030	~~W~~	816,760
Less current portion					(200,000)		—

Long-term borrowings				~~W~~	621,030	~~W~~	816,760

(Note)	At June 30, 2010, the 91 days CD yield and the 6M LIBOR rate are 2.46% and 0.75%, respectively.

10.	CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of June 30, 2010 and December 31, 2009 are as follows:

	June 30, 2010	December 31, 2009

Authorized shares	220,000,000	220,000,000
Issued shares	80,745,711	80,745,711
Outstanding shares, net of treasury stock	72,344,999	72,344,999
Significant changes in capital stock and capital surplus for the six months ended June 30, 2010 and for the year ended December 31, 2009 are as follows (In millions of Korean won except for share data):

	Number of shares			Additional paid in
	issued (Note)	Capital stock		capital

For the year ended December 31, 2009	80,745,711	~~W~~	44,639	~~W~~	2,915,887

For the six months ended June 30, 2010	80,745,711	~~W~~	44,639	~~W~~	2,915,887

(Note)	During the year ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with Korean Commercial Laws. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the six months ended June 30, 2010 and the year ended December 31, 2009.

11.	INCOME TAX
a.	Details of income tax expense
Income tax expense for the three months and the six months ended June 30, 2010 and 2009 consists of the following (In millions of Korean won):

	For six months ended June 30,
	2010		2009

Current	~~W~~	271,221	~~W~~	221,736
Changes in net deferred tax liabilities (note a)		(54,608)		(22,021)

Income tax expense		216,613		199,715
Less three months ended March 31		(87,198)		(106,548)

Three months ended June 30	~~W~~	129,415	~~W~~	93,167

(Note a)	Changes in net deferred tax liabilities for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For six months ended June 30,
	2010	2009

Ending balance of net deferred tax liabilities (assets)	(~~W~~90,250)	~~W~~	307,549
Beginning balance of net deferred tax liabilities	(16,033)		(257,939)
Adjustment to the beginning net deferred tax liabilities based on tax return filed	18,479		5,319
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity	33,196		(76,950)

	(~~W~~54,608)		(~~W~~22,021)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the six months ended June 30, 2010 and 2009 is as follows (In millions of Korean won):

	For six months ended June 30,
	2010		2009

Income before income tax	~~W~~	902,339	~~W~~	828,107
Income tax expense at statutory income tax rate (12.1% of taxable income less than ~~W~~200 million and 24.2% of taxable income exceeding ~~W~~200 million)		218,342		200,377
Differences (Note)		(1,729)		(662)

Income tax expense	~~W~~	216,613	~~W~~	199,715

Effective tax rates		24.01%		24.12%

(Note)	The differences between income tax computed using the statutory corporate income tax rates and the recorded income tax for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For six months ended June 30,
	2010		2009

Permanent difference	~~W~~	20,427	~~W~~	21,861
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		2,991		19,008
Tax credit for investment		(20,086)		(40,693)
Other tax credits		(1,549)		(1,794)
Sur tax on exempted income		4,030		7,412
Tax refund for prior periods		(7,542)		(6,456)

		(~~W~~1,729)		(~~W~~662)

12.	COMPREHENSIVE INCOME

Details of comprehensive income for the three months and six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

For the six months ended June 30, 2010

	For the			For the
	three months ended			six months ended
	Profit and loss			Profit and loss
	effect		Tax effect	effect		Tax effect

Net income	~~W~~	363,971		~~W~~	685,726
Other comprehensive income (loss):
Unrealized loss on valuation of long-term investment securities, net		(1,361)	(~~W~~2,553)		(142,505)	~~W~~	34,978
Equity in other comprehensive income of affiliates, net		26,088	(1,172)		17,370		(711)
Loss on valuation of currency swap, net		2,266	(635)		894		(422)
Loss on valuation of interest rate swap, net		2,311	(683)		356		(101)

Sub-total		29,304	(~~W~~5,043)		(123,885)	~~W~~	33,744

Comprehensive income	~~W~~	393,275		~~W~~	561,841

For the six months ended June 30, 2009

	For the			For the
	three months ended			six months ended
	Profit and loss			Profit and loss
	effect		Tax effect	effect		Tax effect

Net income	~~W~~	311,643		~~W~~	628,392
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		407,946	(~~W~~116,662)		189,697	(~~W~~53,183)
Equity in other comprehensive income of affiliates, net		(23,077)	6,249		(16,101)	(3,192)
Gain (loss) on valuation of currency swap, net		18,987	(5,355)		(2,394)	675
Loss on valuation of interest swap, net		5,760	(1,625)		7,424	(2,094)

Sub total		409,616	(~~W~~117,393)		178,626	(~~W~~57,794)

Comprehensive income	~~W~~	721,259		~~W~~	807,018

13.	NET INCOME PER SHARE
The Company’s net income per share amounts for the three months and six months ended June 30, 2010 and 2009 is computed as follows (In millions of Korean won, except for per share income per share):
Net income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2010		2009		2010		2009
Net income	~~W~~	363,971	~~W~~	311,643	~~W~~	685,726	~~W~~	628,392
Weighted average number of common shares outstanding		72,344,999		72,345,003		72,344,999		72,348,552

Net income per share	~~W~~	5,031	~~W~~	4,308	~~W~~	9,479	~~W~~	8,686

Net income and ordinary income per share for the year ended December 31, 2009 is ~~W~~17,808 and net income per share for the three months ended March 31, 2010 and 2009 is ~~W~~4,448 and ~~W~~4,378, respectively.
The weighted average numbers of common shares outstanding for the three months and six months ended June 30, 2010 and 2009 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	91 / 91	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	91 / 91	(8,400,712)

Total	72,344,999		72,344,999

For the six months ended June 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	181 / 181	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	181 / 181	(8,400,712)

Total	72,344,999		72,344,999

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	91 / 91	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	91 / 91	(8,707,696)
Acquisition of treasury stock	(141,012)	91 / 91	(141,012)

Total	72,345,003		72,345,003

For the six months ended June 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	181 / 181	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	181 / 181	(8,707,696)
Acquisition of treasury stock	(141,012)	(note)	(137,463)

Total	72,345,003		72,348,552

(Note)	The Company acquired treasury stocks on various dates, and the weighted number of shares was calculated considering such various transaction dates:

Diluted net income per share amounts for the three months and six months ended June 30, 2010 and 2009 is computed as follows (In millions of won, except for share data):
Diluted net income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2010		2009		2010		2009

Adjusted net income	~~W~~	368,218	~~W~~	317,733	~~W~~	694,842	~~W~~	637,294
Adjusted weighted average number of common shares outstanding		74,423,054		75,050,417		74,423,054		74,390,846

Diluted net income per share	~~W~~	4,947	~~W~~	4,234	~~W~~	9,336	~~W~~	8,567

Diluted net income per share for the year ended December 31, 2009 was ~~W~~17,599 and diluted net income per share for the three months ended March 31, 2010 and 2009 is ~~W~~4,389 and ~~W~~4,335, respectively.
Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months and six months ended June 30, 2010 and 2009 are calculated as follows:

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2010		2009		2010		2009
Net income	~~W~~	363,971	~~W~~	311,643	~~W~~	685,726	~~W~~	628,392
Effect of convertible bonds (Note)		4,247		6,090		9,116		8,902

Adjusted net income	~~W~~	368,218	~~W~~	317,733	~~W~~	694,842	~~W~~	637,294

Weighted average number of common shares outstanding		72,344,999		72,345,003		72,344,999		72,348,552
Effect of exchangeable bonds (Note)		2,078,055		2,705,414		2,078,055		2,042,294

Adjusted weighted average number of common shares outstanding		74,423,054		75,050,417		74,423,054		74,390,846

(Note)	The effect of exchangeable bonds increased net income related to interest expenses that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.
14.	RESTRICTED CASH AND CASH EQUIVALENTS
As of June 30, 2010, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for small businesses in cooperation with SK Group amounting to ~~W~~50,000 million of which due date is June 2, 2011 and for the public amounting to ~~W~~6,500 million of which due date is May 4, 2011.
15.	RELATED PARTY TRANSACTIONS
As of June 30, 2010 and December 31, 2010, the parent company and subsidiaries of the Company are as follows:
a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)		Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8	(Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2	(Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	50.6		Internet website services and telecommunication service
”	SK Communications Co., Ltd.	64.8		Internet website services
”	SK Telink Co., Ltd.	90.8		Telecommunication service
”	PS&Marketing Corporation	100.0		Retail
”	PAXNet Co., Ltd.	59.7		Internet website services
”	F&U Credit Information Co., Ltd.	50.0		Credit and collection services
”	TU Media Corp.	44.2		Digital multimedia broadcasting service
”	IHQ, Inc.	37.1		Entertainment management
”	Ntreev Soft Co., Ltd.	63.7		Game software production
”	Commerce Planet Co., Ltd.	100.0		Cosmetic wholesale
”	Loen Entertainment, Inc.	63.5		Release of music disc
”	SKT Vietnam PTE Ltd.	73.3		Telecommunication service
”	SKT Americas, Inc.	100.0		Telecommunication service
”	SK Telecom China Holdings	100.0		Equity investment (Holding company)
”	SK-KTB Music Investment Fund	74.2		Investment association
”	Stonebridge Cinema Fund	45.6		Investment association
”	SK Telecom Global Investment B.V.	100.0		Equity investment
”	SKY Property Mgmt. Ltd.	60.0		Equity investment
”	Benex Digital Cultural Contents Fund	19.9		Investment association
”	2nd Benex Focus Investment Fund	66.7		Investment association
”	K-net Culture & Contents Venture Fund	59.0		Investment association
”	Open Innovation Fund	98.5		Investment association
”	Service Ace Co., Ltd.	100.0		Customer center management service
”	Service Top Co., Ltd.	100.0		Customer center management service
”	Network O&S Co., Ltd.	100.0		Base station maintenance service
”	YTK Investment, Ltd.	100.0		Investment
”	SK I-Media Co., Ltd.	100.0	(Note c)	Game software production
”	Broadband media Co., Ltd.	100.0	(Note c)	Multimedia TV portal service
”	Broadband CS Co., Ltd.	100.0	(Note c)	Customer Q&A and Service
”	Benex Movie Investment Fund	46.6	(Note c)	Investment association
”	Shenzhen E-eye High Tech Co., Ltd.	65.5	(Note c)	GPS manufacturing and selling
(Note a)	The ownership percentage represents ultimate parent Company’s ownership over the parent company

(Note b)	The ownership percentage represents parent company’s ownership over the Company.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related companies
Significant related party transactions for the three months and six months ended June 30, 2010 and 2009, and account balances as of June 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):
b-(1) Transactions

	For three months ended June 30, 2010						For six months ended June 30, 2010
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		Equipment		Other expenses		other income

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	23,759	~~W~~	60,833	~~W~~	1,649	~~W~~	29,915	~~W~~	119,624	~~W~~	4,958

Parent Company:
SK Holdings Co., Ltd.		70		6,425		295		70		12,327		390

Subsidiaries:
SK Broadband Co., Ltd.		—		30,808		15,051		—		59,425		31,335
SK Communications Co., Ltd.		229		2,177		2,588		229		5,042		5,342
SK Telink Co., Ltd.		—		4,334		10,558		—		8,415		20,965
PS&Marketing Corporation		1		80,535		476		1		161,799		995
F&U Credit Information Co., Ltd.		—		12,228		551		—		20,562		1,091
TU Media Corp.		—		24,538		6,149		—		48,157		12,884
Commerce Planet Co., Ltd.		2,240		26,044		2,433		3,426		49,514		3,921
Loen Entertainment, Inc		—		9,239		792		—		16,838		1,858
SKT Americas, Inc.		—		—		—		—		3,200		—
SK Telecom China Holdings		—		—		—		—		5,270		—
Others		—		6,272		328		—		11,772		754

Equity Method Investees:
SK Marketing & Company Co., Ltd.		2,009		59,299		1,464		2,009		83,516		2,974
SK Wyverns Baseball Club Co., Ltd.		—		1,900		12		—		8,400		35
Others		—		2,410		—		—		4,832		—

Others:
SK Energy Co., Ltd.		—		218		1,428		—		437		2,175
SK Engineering & Construction Co., Ltd.		27,735		1,119		494		27,735		1,119		3,856
SK Networks Co., Ltd.		506		117,925		4,913		524		238,533		8,636
SK Networks Service Co., Ltd.		—		8,866		70		—		11,377		135
SK Telesys Co., Ltd.		68,473		2,240		247		86,870		2,454		803
MRO Korea Co., Ltd.		2,406		632		11		3,882		1,254		24
Others		1,723		1,795		906		1,723		5,765		2,233

Total	~~W~~	129,151	~~W~~	459,837	~~W~~	50,415	~~W~~	156,384	~~W~~	879,632	~~W~~	105,364

	For three months ended June 30, 2009						For six months ended June 30, 2009
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	35,042	~~W~~	55,869	~~W~~	939	~~W~~	41,345	~~W~~	115,852	~~W~~	2,518

Parent Company:
SK Holdings Co., Ltd.		—		6,406		208		—		12,184		263

Subsidiaries:
SK Broadband Co., Ltd.		—		11,605		13,597		—		19,270		27,354
SK Communications Co., Ltd.		—		2,583		1,970		—		8,312		3,826
SK Telink Co., Ltd.		—		3,042		10,408		—		6,744		16,608
PS&Marketing Corporation		—		55,632		191		—		55,632		191
F&U Credit Information Co., Ltd.		—		12,335		334		—		23,241		662
TU Media Corp.		211		22,480		9,445		211		37,188		18,363
Commerce Planet Co., Ltd.		700		16,730		1,075		700		32,222		1,276
Loen Entertainment, Inc		—		8,232		1,336		—		15,183		2,399
SKT Americas, Inc.		—		4,447		—		—		11,030		—
SK Telecom China Holdings		—		8,864		—		—		17,179		—
Others		—		6,925		1,072		—		11,768		1,262

Equity Method Investees:
SK Marketing & Company Co., Ltd.		—		24,215		1,025		—		57,696		2,151
SK Wyverns Baseball Club Co., Ltd.		—		4,200		181		—		11,414		181
Wave City Development Co. Ltd.		—		—		21,280		—		—		21,280
Others		—		2,384		693		—		5,364		889

Others:
SK Energy Co., Ltd.		—		231		1,135		—		545		1,658
SK Engineering & Construction Co., Ltd.		32,966		5,504		625		51,990		8,020		1,093
SK Networks Co., Ltd.		5,432		227,636		6,715		5,530		397,984		11,826
SK Networks Service Co., Ltd.		—		5,569		—		—		11,287		—
Innoace Co., Ltd.		4,208		4,175		64		4,532		5,374		117
SK Telesys Co., Ltd.		62,354		1,955		432		75,803		2,291		489
Others		2,126		13,750		1,994		3,573		17,568		2,775

Total	~~W~~	143,039	~~W~~	504,769	~~W~~	74,719	~~W~~	183,684	~~W~~	883,348	~~W~~	117,181

b-(2) Account balances

	As of June 30, 2010
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	298	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	45,228	~~W~~	197

Parent Company:
SK Holdings Co., Ltd.		32		—		—		—		—		—

Subsidiaries:
SK Broadband Co., Ltd.		244		—		—		1,486		7,244		39,222
SK Communications Co., Ltd.		2,296		—		—		—		2,276		5,524
SK Telink Co., Ltd.		2,317		—		—		—		2,074		1,022
PS&Marketing Corporation		285		—		—		—		50,379		5,877
F&U Credit Information Co., Ltd.		34		—		—		—		5,646		—
TU Media Corp.		3,617		—		—		—		9,759		2,417
IHQ, Inc.		355		—		—		—		906		—
Ntreev Soft Co., Ltd.		73		—		—		—		2,240		—
Commerce Planet Co., Ltd.		9,793		—		—		—		10,405		—
Loen Entertainment, Inc.		439		—		—		—		4,260		—
SKT Vietnam PTE Ltd		4,205		—		—		—		—		—
SK Telecom China Holdings		—		—		—		—		5,270		—
Others		93		—		—		—		513		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		4,159		—		—		—		33,224		—
SK Wyverns Baseball Club Co., Ltd.		5		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Others		—		—		—		—		2,598		—

Others:
SK Energy Co., Ltd.		445		—		—		96		18		23
SK Engineering & Construction Co., Ltd.		3,307		—		—		—		16,886		82
SK Networks Co., Ltd.		2,195		—		—		5,512		72,843		1,147
SK Telesys Co., Ltd.		126		—		—		—		46,601		—
MRO Korea, Co., Ltd.		2		—		—		—		1,173		—
Others		1,044		—		—		—		5,875		49

Total	~~W~~	73,776	~~W~~	575	~~W~~	2,407	~~W~~	7,094	~~W~~	325,418	~~W~~	55,710

	As of December 31, 2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		Deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	758	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	89,318	~~W~~	—

Parent Company:
SK Holdings Co., Ltd.		248		—		—		—		1		—

Subsidiaries:
SK Broadband Co., Ltd.		2,356		—		—		1,216		374		5,114
SK Communications Co., Ltd.		1,785		—		—		—		12,738		5,524
SK Telink Co., Ltd.		797		—		—		—		700		1,023
PS&Marketing Co., Ltd.		159		—		—		—		32,400		5,084
F&U Credit Information Co., Ltd.		8		—		—		—		3,617		—
TU Media Corp.		4,051		—		—		—		114		2,709
IHQ, Inc.		51		—		—		—		—		—
Ntreev Soft Co., Ltd.		3,988		—		—		—		3,210		—
Commerce Planet Co., Ltd.		8,331		—		—		—		10,258		—
Loen Entertainment, Inc.		272		—		—		—		652		—
SKT Vietnam PTE Ltd.		3,835		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		5,567		—
SK Telecom China Holdings		—		—		—		—		8,500		—
Others		7		—		—		—		19		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		2,403		—		—		—		25,921		249
SK Wyverns Baseball Club Co., Ltd.		59		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Others		—		—		—		—		2,288		—

Others:
SK Energy Co., Ltd.		1,313		—		—		96		66		23
SK Engineering & Construction Co., Ltd.		182		—		—		—		991		82
SK Networks Co., Ltd.		890		—		—		112		109,900		1,256
SK Telesys Co., Ltd.		236		—		—		—		15,422		—
SK Networks Co., Ltd. Walkerhill		72		—		—		5,400		3,246		—
Others		1,036		—		—		—		5,425		—

Total	~~W~~	71,249	~~W~~	575	~~W~~	2,407	~~W~~	6,824	~~W~~	330,727	~~W~~	21,214

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended						For the six months ended
	June 30, 2010						June 30, 2010
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

8 Registered directors (including outside directors)	~~W~~	329	~~W~~	69	~~W~~	398	~~W~~	2,293	~~W~~	443	~~W~~	2,736

	For the three months ended						For the six months ended
	June 30, 2009						June 30, 2009
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

8 Registered directors (including outside directors)	~~W~~	282	~~W~~	17	~~W~~	299	~~W~~	956	~~W~~	35	~~W~~	991

16.	PROVISION
a.	Provision for point program

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision is provided based on the historical usage experience and the Company’s marketing policy. Such provision is recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For six months ended June 30
	2010		2009

Beginning balance	~~W~~	18,856	~~W~~	24,889
Increase		5,064		7,248
Decrease (used points)		(4,435)		(11,433)

Ending balance	~~W~~	19,485	~~W~~	20,704

Points expire after 5 years. The expected year when unused points as of Jun 30, 2010 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended June 30,	in nominal value (Note a)		Current value (Note b)

2011	~~W~~	9,328	~~W~~	8,880
2012		5,606		5,081
2013		3,369		2,907
2014		2,025		1,664
2015		1,218		953

Ending balance	~~W~~	21,546	~~W~~	19,485

(Note a)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
b.	Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis. Such provision is recorded as accrued expenses or non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the six months ended June 30, 2010 and 2009 are as follows (In millions of Korean won):

	For six months ended June 30
	2010		2009

Beginning balance	~~W~~	609,733	~~W~~	339,696
Increase (provision)		550,304		274,157
Decrease (subsidy payment)		(388,318)		(167,099)

Ending balance	~~W~~	771,719	~~W~~	446,754

The estimated amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended June 30,	in nominal value		Present value

2011	~~W~~	682,370	~~W~~	668,362
2012		108,387		103,357

Ending balance	~~W~~	790,757	~~W~~	771,719

17.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of June 30, 2010, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~5,005 million (net of tax effect totaling ~~W~~1,953 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~18,348 million) was accounted for as accumulated other comprehensive loss.

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~5,020 million (net of tax effect totaling ~~W~~974 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~26,230 million) is accounted for as accumulated other comprehensive loss.

The Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of June 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~175 million (net of tax effect totaling ~~W~~1,576 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~66,516 million) is accounted for as accumulated other comprehensive income.

The Company has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated notes with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of June 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~4,557 million (net of tax effect totaling ~~W~~1,455 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~35,561 million) is accounted for as accumulated other comprehensive income.

The Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of June 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,913 million (net of tax effect totaling ~~W~~539 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~5,195 million) is accounted for as accumulated other comprehensive income.

The Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of June 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~309 million (net of tax effect totaling ~~W~~87 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~10,385 million) is accounted for as accumulated other comprehensive income.

The Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007 and entered into cash flow hedge accounting since May 12, 2010. In connection with unsettled foreign currency swap contract to which the hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~10,830 million (net of tax effect totaling ~~W~~3,055 million and foreign exchange translation loss arising from U.S. dollar denominated bonds totaling ~~W~~26,142 million) was accounted for as accumulated other comprehensive income. And the related loss on valuation of currency swap incurred before applying the hedge accounting of ~~W~~17,528 million and ~~W~~64,534 million for the six months ended June 30, 2010 and 2009, respectively, is charged to current operations.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed from July 28, 2008 to August 12, 2011. As of June 30, 2010, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~10,576 million (net of tax effect totaling ~~W~~2,983 million) was accounted for as accumulated other comprehensive loss.

c.	Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of interest rate swap of ~~W~~2,816 million and ~~W~~2,897 million for the six months ended June 30, 2010 and 2009, respectively, was charged to current operations.

d.	Currency forward contract to which the hedge accounting is not applied

The Company has entered into the cross currency forward contract with DBS Bank to hedge the foreign currency risk of Ringgit Malaysia denominated account-receivable with face amounts totaling MYR 323,000,000. In connection with unsettled foreign currency forward contract to which the hedge accounting is not applied, loss on valuation of currency forward of ~~W~~721 million for the six months ended June 30, 2010 was charged to current operations.

As of June 30, 2010, fair values of the above derivatives recorded in assets or liabilities and details of the derivative instruments as of June 30, 2010 are as follows (In thousands of U.S. dollars, Japanese yen, Ringgit Malaysia and millions of Korean won):

					Fair value
					Designated
				Duration	as cash		Not
Type	Hedged item	Amount		of contract	flow hedge		designated		Total

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated Bonds	US$	300,000	Mar. 23, 2004 ~ March. 31, 2011	~~W~~	11,390	~~W~~	—	~~W~~	11,390

Non-current assets:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct 10, 2006 ~ Oct 10, 2013		20,236		—		20,236
Fix-to-fixed cross currency swap	U.S. dollar denominated Bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		40,028		129,806		169,834
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		64,765		—		64,765

Total assets					~~W~~	136,419	~~W~~	129,806	~~W~~	266,225

Current liabilities:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated Bonds	US$	150,000	Nov 20, 2008 ~ Nov 20, 2010	~~W~~	29,549	~~W~~	—	~~W~~	29,549
Cross currency forward	MYR denominated account receivable	MYR	323,000	Jun. 23, 2010 ~ Aug. 2, 2010		—		721		721

Non-current liabilities:
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		2,743		—		2,743
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 5, 2009 ~ Mar. 5, 2012		9,989		—		9,989
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 ~ August 12, 2011		13,559		—		13,559
Floating-to-fixed interest rate swap	Long-term borrowings	US$	220,000	April 29, 2009 ~ April 29, 2012		—		6,188		6,188

Total liabilities					~~W~~	55,840	~~W~~	6,909	~~W~~	62,749

18.	RECLASSIFICATION IN THE PRIOR YEAR’S FINANCIAL STATEMENTS

For the purpose of improving the quality of reporting, certain reclassification have been made in the prior year’s financial statements to conform to the classifications used in the current year. The reclassification of prior year’s financial statements had no impact on equity or net income.

19.	SUBSEQUENT EVENTS
a.	Interim dividend

On July 22, 2010, the board of directors of the Company resolved to pay interim cash dividends of ~~W~~1,000 per share totaling ~~W~~72,345 million. The ex-dividend date was June 30, 2010 and the interim dividends are expected to be paid within twenty days after the date of the board of directors’ resolution.

b.	Acquisition of treasury stock

In accordance with the resolution of board of directors dated July 22, 2010, the Company acquired 1,250,000 shares of treasury stocks for ~~W~~201,875 million from July 23, 2010 through October 22, 2010.
20.	K-IFRS ADOPTION PLAN AND STATUS

In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from fiscal year of 2011. In April 2008, the Company set up a task force for the adoption and hired an outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to educate the relevant employees.

At June 30, 2010, the Company is currently performing an analysis on the major GAAP differences between K-IFRS and the Company’s current accounting policies. It is also setting up an action plan to decide the Company’s accounting policies under K-IFRS and the changes in operating procedures to comply with K-IFRS.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Name:	Tae Jin Park
	Title:	Senior Vice President

Date: September 13, 2010